UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

STEM CELL ASSURANCE, INC.
(Exact name of registrant as specified in its charter)

Nevada	91-1835664
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

555 Heritage Drive, Jupiter, Florida	33458
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (561) 904-6070

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share (Title of Class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer		Accelerated filer	
Non-accelerated filer		Smaller reporting company	X
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

 Once this Registration Statement has been deemed effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this Registration Statement to “Stem Cell Assurance,” the “Company,” “we,”  “our” or “us” mean Stem Cell Assurance, Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements as that term is defined in the federal securities laws.  The events described in forward-looking statements contained in this Registration Statement may not occur.  Generally these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies, projected or anticipated benefits from acquisitions to be made by us, or projections involving anticipated revenues, earnings or other aspects of our operating results.  The words “may,” “will,” “expect,” “believe,” “anticipate,” “project,” “plan,” “intend,” “estimate,” and “continue,” and their opposites and similar expressions, are intended to identify forward-looking statements.  We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based.  Factors that may affect our results include, but are not limited to, the risks and uncertainties discussed in Item 1A of this Registration Statement.

Any one or more of these uncertainties, risks and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate.  Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements.  We undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

Item 1.	Business.

Overview

Our goal is to become a medical center of excellence using cell and tissue regenerative therapy protocols, primarily involving a patient’s own (autologous) adult stem cells (non-embryonic), allowing patients to undergo cellular-based treatments. As more and more cellular therapies become standard of care, we intend to focus on the unity of medical and scientific explanations for future clinical procedures and outcomes and the provision of adult stem cells for future personal medical applications.

We currently are developing an infrastructure to establish a laboratory for the possible development of cellular-based treatment protocols, stem cell-related intellectual property (“IP”), biological tools (“bio tools”), and research applications as well as for stem cell collection and storage services.

We also operate a wholly-owned subsidiary, Stem Cellutrition™, LLC, which plans to offer and sell facial creams and other skin care products with certain ingredients that may include stem cells and/or other stem cell optimization or regenerative compounds.

We are a development stage enterprise.  Our primary activities in the stem cell area have been the development of our business plan, negotiating strategic alliances and other agreements, and raising capital.  We have not commenced our principal operations, nor have we generated any revenues from our operations.

Strategy

We are concentrating our initial efforts in offering comprehensive, potentially multi-visit, private-pay patient cellular-based treatment programs in selective areas of medicine where the treatment protocol is minimally invasive.  As our operations grow, we plan to extend our practice to include cellular therapy for the treatment of other diseases and injuries.

We intend to initially establish adult stem cell therapy facilities outside the United States.  We intend to work with hospitals and physicians to make our stem cell-based therapies available for patients who travel for treatment (“medical tourism”).  Subject to the relaxation of regulatory restrictions, we intend to establish additional stem cell therapy facilities within the United States as well.

We also intend to develop a laboratory capable of performing cellular characterization and culturing, and therapeutic outcomes analysis, developing bio tools and other stem cell-related IP, and stem cell collection and storage services.

Treatment

Every human being has stem cells in his or her body.  These cells exist from the early stages of human development until the end of a person’s life.  Throughout our lives, our body continues to produce stem cells that regenerate to produce differentiated cells that make up various aspects of the body such as skin, blood, muscle and nerves.  These are generally referred to as adult stem cells.  These cells are important for the purpose of medical therapies aiming to replace lost or damaged cells or tissues.

Regenerative cell therapy relies on replacing diseased, damaged or dysfunctional cells with healthy, functioning ones or repairing damaged or diseased tissue.  A great range of cells can serve in cell therapy, including cells found in peripheral and umbilical cord blood, bone marrow and adipose (fat) tissue.  Physicians have been using adult stem cells from bone marrow to treat various blood cancers for over 40 years. Recently, the use of stem cells has begun to be used to treat various other diseases.  We intend to use and develop cell and tissue regenerative therapy protocols, primarily involving a patient’s own (autologous) adult stem cells (non-embryonic), to allow patients to undergo cellular-based treatments.

We intend to concentrate initially on therapeutic areas where risk to the patient is low, recovery is relatively easy, and where (i) results can be demonstrated through sufficient clinical data; (ii) patients and referring doctors will be comfortable with the procedure; and (iii) recovery, monitoring, patient follow-up and data collection/analysis is far less complicated than more invasive protocols.  We believe that there will be readily identifiable groups of patients who will benefit from these procedures.

Accordingly, we plan to focus our initial efforts in offering comprehensive, potentially multi-visit, patient cellular-based treatment programs in selective areas of medicine where the treatment protocol is minimally invasive.  We anticipate that substantially all of our procedures will be private pay (meaning that they will not be subject to reimbursement by governmental and other third party payers).  We also anticipate that patients will find it necessary to return for periodic treatments.

Due to regulatory limitations, our treatment centers will initially need to be established outside the United States.  In the event that such restrictions are relaxed and demand for stem cell therapies increases, we intend to establish treatment facilities in the United States.

Following our initial operational efforts, we intend to extend our practice to cellular therapy for the treatment of diseases and other injuries, that may include heart disease, diabetes, wounds, burns and autoimmune diseases (including rheumatoid arthritis, Type 1 diabetes, Crohn’s Disease and multiple sclerosis).  The costs of entry into these market places will be higher, in that most procedures would need to be performed in a hospital or hospital-like setting to better assure the well-being of the patient and success of the outcome.

We intend that the majority of our procedures will involve adult stem cells harvested from a patient’s own (autologous) cells so that there is no chance of rejection or disease being spread from donor to patient.  We intend to focus on developing personalized, patient-specific treatment programs that provide for additional or follow-on therapies, patient outcome monitoring, and the accumulation/analysis of critical medical data.  We also intend to carefully monitor patient response and satisfaction.

Laboratory

We are currently developing a state-of-the-art facility in Jupiter, Florida to be used as a laboratory, and for the possible development of cellular-based treatment protocols and research applications.

As operations grow, our plans include the expansion of our laboratory to perform cellular characterization and culturing, stem cell-related IP development, therapeutic outcome analysis, and stem cell collection and storage services, and developing a bio tools product portfolio targeted to meet the demands of the large pharmaceutical companies’ drug discovery and development platforms.  As we develop our business and additional stem cell treatments are approved, we intend to establish ourselves as the provider of adult stem cells for therapies and expand to provide cells in other market areas for stem cell therapy – potentially, such areas as orthopedics, diabetes, heart disease and autoimmune disease.

We plan to eventually open additional laboratories that are capable of supplying stem cells to those physicians who use those cells to treat disease.  We intend to position ourselves as a source and leader in providing those cells for treatments.

Biobanking

Storing one’s own stem cells, or autologous stem cell banking, is the only way to ensure that there is a genetic stem cell match when stem cells are later needed for a medical procedure. Often, patients are recommended by their physicians for a stem cell transplant as the only option for the treatment of their illness; some, however, never find a match, thereby making the therapy impossible.  Even in instances where a donor can be found, patient conditions may have worsened drastically such that the body rejects the cell transplant.  By having one’s own stem cells already banked – before the onset of disease – this circumstance may be avoided.  Autologous stem cell transplants also eliminate the need for immunosuppressant therapy, which is required when a donor is involved; patients often succumb to a lifetime of prescription drugs given to prevent cell transplant rejection. When autologous cells are transplanted, generally, no medications of this kind are needed.

As more patients use stem cells for treatments and therapies, there is an added value to them in having any additional stem cells that were collected for the procedure to be cryopreserved and stored. These cells can potentially be used for future or additional cell-based treatments. We intend to develop medical services to ensure the most effective means of cell storage and intend to bank autologous stem cells at our laboratory and/or other facilities.

Technology

We intend to utilize our laboratory in connection with cellular research activities.  We intend to seek to develop potential stem cell delivery systems or devices.  The goal of these specialized devices is to deliver cells into specific areas of the body, control the rate, amount and types of cells used in a treatment, and populate these areas of the body with sufficient stem cells so that engraftment occurs.

We also intend to perform research to develop certain stem cell optimization compounds or “recipes” to enhance cellular growth and regeneration for the purpose of improving pre-treatment and post-treatment outcomes.

As our laboratory and treatment procedures evolve, we may also seek to develop proprietary diagnostic methods using cellular biomarkers as a source for determining the potential development of disease and to evaluate the efficacy of anti-aging therapeutics and other pharmaceuticals.

Our success will depend in large part on our ability to protect our proprietary technology. We intend to rely on a combination of patent, trade secret, copyright and trademark laws, as well as confidentiality agreements, licensing agreements and other agreements, to establish and protect our proprietary rights.  Our success will also depend upon our ability to avoid infringing upon the proprietary rights of others, for if we are judicially determined to have infringed such rights, we may be required to pay damages, alter our services, products or processes, obtain licenses or cease certain activities.

Stem Cellutrition™

We have established Stem Cellutrition™, a stem cell-based cosmetic skincare company, to offer plant derived stem cell cosmetic products.  We anticipate that Stem Pearls™ (our first branded product) will be an integral part of our cosmetic/aesthetic treatment program, as it is expected that it will be sold and used as part of the therapy programs developed by us.  We also intend to offer the products directly to stores, through web-related sales or through cosmetic distributor companies to retail, spa, or other medical locations.

Stem Pearls™ has been formulated to provide a comprehensive personal skincare system that protects the longevity of essential cells.  The line includes a plant stem cell serum, apple glycolic cleanser, apple amber scrub and a moisturizing treatment.  The products are derived from the stem cells of a rare-variety 18th century Swiss apple known for its storability.

Physician Network

We have relationships with a number of leading medical practitioners in the field of cellular therapy.  We intend to recruit medical practitioners to perform cellular therapy procedures at our centers.  We also intend to utilize such practitioners to train local doctors to perform our therapies and to use our techniques and protocols, thereby enhancing the quality of our therapeutic care.

Competition

We will compete with many pharmaceutical, biotechnology, medical device and bio tools companies, as well as other private and public stem cell companies involved in the development and commercialization of cell-based medical technologies and therapies.

Regenerative medicine is rapidly progressing, in large part through the development of cell-based therapies or devices designed to isolate cells from human tissues. Most efforts involve cell sources, such as bone marrow, embryonic and fetal tissue, umbilical cord and peripheral blood and skeletal muscle.

Companies working in the area of regenerative medicine include, among others, Cytori Therapeutics, Osiris, Aastrom Biosciences, Aldagen, BioTime, Baxter International, Celgene, Geron, Harvest Technologies, Mesoblast, Regenexx, NeoStem, X-Cell Center, Stem Cells, Athersys, and Tissue Genesis.  Companies working in the area of biological tools include, among others, Life Technologies, Asterand, Pacific Biosciences of California, and AllCells.  Many of our competitors and potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than we do.  We cannot with any accuracy forecast when or if these companies are likely to bring cell therapies to market for procedures that we are also pursuing.

Customers

Our treatment services are intended to be marketed to the general public via the Internet, and at trade shows to physicians and other health care professionals, skin care professionals and beauty product distributors.  We intend to market our product portfolio for clinical applications and to research institutions and large pharmaceutical companies.  Our Stem Pearls™ product line is intended to be sold via the Internet and to stores either directly or by way of distributors.

Governmental Regulation

U.S. Government Regulation

The health care industry is highly regulated in the United States. The federal government, through various departments and agencies, state and local governments, and private third-party accreditation organizations regulate and monitor the health care industry. The following is a general overview of the laws and regulations pertaining to our business.

Human cells, tissues, and cellular and tissue-based products (“HCT/Ps”) Regulation

The U.S. Food and Drug Administration (“FDA”) regulates the manufacture of human cells, tissues, and cellular and tissue-based products (“HCT/Ps”) under the authority of the Public Health Safety Act (“PHSA”) and exercises this authority pursuant to Title 21 of the Code of Federal Regulations. Part 1271 of Title 21 of the Code of Federal Regulations (21 C.F.R. § 1271) establishes a unified registration and listing system for establishments that manufacture HCT/Ps and requires donor eligibility determinations through donor screening and testing, current good tissue practices, and other procedures to prevent the introduction, transmission, and spread of communicable diseases.

The adult autologous (self-derived) stem cells that will be used in our cellular therapy, bio tools, and for biobanking may be defined as HCT/Ps under 21 C.F.R. § 1271. The lipo rejuvenation centers that are established in the United States may be subject to the requirements outlined in Part 1271 if the treatment centers engage in donor screening, donor testing, and collection of HCT/Ps for biobanking. Our laboratory in the United States that will process and store stem cells must satisfy the requirements of 21 C.F.R. § 1271.  The regulatory requirements of 21 C.F.R. § 1271 include the following:

•	registration and listing of HCT/Ps with the FDA;

•	donor eligibility determinations, including donor screening and donor testing requirements;

•
current good tissue practices, specifically including requirements for the facilities, environmental controls, equipment, supplies and reagents, recovery of HCT/Ps from the patient, processing, storage, labeling and document controls, and distribution and shipment of the HCT/Ps to the laboratory, storage, or other facility;

•	tracking and traceability of HCT/Ps and equipment, supplies, and reagents used in the manufacture of HCT/Ps;

•	adverse event reporting;

•	FDA inspection;

•	importation of HCT/Ps; and

•	abiding by any FDA order of retention, recall, destruction, and cessation of manufacturing of HCT/Ps.

Non-reproductive HCT/Ps and non-peripheral blood stem/progenitor cells that are offered for import and regulated solely under section 361 of the PHSA must satisfy the requirements under 21 C.F.R. § 1271.420. Section 1271.420 requires that the importer of record of HCT/Ps offered for import must notify the appropriate FDA official prior to, or at the time of, importation and provide sufficient information for the FDA to make an admissibility decision. In addition, the importer must hold the HCT/P intact and under conditions necessary to prevent transmission of communicable disease until an admissibility decision is made by the FDA.

Current Good Manufacturing Practices and other FDA Regulations of Cellular Therapy Products

In addition to the regulations under 12 C.F.R. § 1271, the FDA requires additional requirements for those HCT/Ps in the United States that are regulated as drugs, medical devices, and/or biological products under section 351 of the PHSA and/or the Federal Food, Drug, and Cosmetic Act (“FDCA”). The additional regulatory requirements under the FDCA are current Good Manufacturing Practices (“cGMPs”) for drug products, which are found in Parts 210 and 211; General Biological Product Standards for biological products, which are found in Part 610; and Quality System Regulation for medical devices, which are found in Part 820. These cGMPs and quality standards are designed to ensure the products that are processed at a facility that meets the FDA’s applicable requirements for identity, strength, quality, sterility, purity, and safety.

Good Laboratory Practices

The FDA prescribes good laboratory practices (“GLPs”) for conducting nonclinical laboratory studies that support applications for research or marketing permits for products regulated by the FDA under Part 58 of Title 21 of the Code of Federal Regulations. GLPs are intended to assure the quality and integrity of the safety data filed in research and marketing permits. GLPs provide requirements for organization, personnel, facilities, equipment, testing facilities operation, test and control articles, protocol for nonclinical laboratory study, records, reports, and disqualification by the FDA.

Promotion of Foreign-based Cellular Therapy Treatment—“Medical Tourism”

Initially, we intend to establish adult stem cell therapy facilities outside the United States and work with hospitals and physicians to make the stem cell-based therapies available for patients who travel outside the United States for treatment. “Medical tourism” is defined as the practice of traveling across international borders to obtain health care. We intend to market our treatment services on the Internet and at trade shows to physicians and other health care professionals, skin care professionals, and beauty product distributors.

The Federal Trade Commission (“FTC”) has the authority to regulate and police advertising of medical treatments, procedures, and regimens in the United States under the Federal Trade Commission Act (“FTCA”). Under sections 5(a) and 12 of the FTCA (15 U.S.C. §§45(a) and 52), the FTC has regulatory authority to prevent unfair and deceptive practices and false advertising. Specifically, the FTC requires advertisers and promoters to have a reasonable basis to substantiate and support claims. The FTC has many enforcement powers, one of which is the power to order disgorgement by promoters deemed in violation of the FTCA of any profits made from the promoted business and can order injunctions from further violative promotion.

Medical Device Regulation

Newly developed medical devices must receive regulatory clearance or approval from the FDA and, in many instances, from non-U.S. and state governments prior to their sale.   The FDA regulates the design/development process, clinical testing, manufacture, safety, labeling, sale, distribution, and promotion of medical devices and drugs under the Federal Food, Drug and Cosmetic Act.  Included among these regulations are pre-market clearance and pre-market approval requirements, design control requirements and the Quality System Regulations/Good Manufacturing Practices.  Other statutory and regulatory requirements govern, among other things, registration and inspection, medical device listing, prohibitions against misbranding and adulteration, labeling and post-market reporting.

The regulatory process can be lengthy, expensive and uncertain.  Before any new medical device may be introduced to the U.S. market, the manufacturer generally must obtain FDA clearance or approval through either the 510(k) pre-market notification process or the lengthier pre-market approval, or PMA, application process.  It generally takes three to 12 months from submission to obtain 510(k) pre-market clearance, although it may take longer.  Approval of a PMA could take four or more years from the time the process is initiated.  The 510(k) and PMA processes can be expensive, uncertain, and lengthy, and there is no guarantee of ultimate clearance or approval.  Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA, and there can be no guarantee of ultimate clearance or approval.  Failure to comply with applicable requirements can result in application integrity proceedings, fines, recalls or seizures of products, injunctions, civil penalties, total or partial suspensions of production, withdrawals of existing product approvals or clearances, refusals to approve or clear new applications or notifications, and criminal prosecution.

Medical devices are also subject to post-market reporting requirements for deaths or serious injuries when the device may have caused or contributed to the death or serious injury, and for certain device malfunctions that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur.  If safety or effectiveness problems occur after the product reaches the market, the FDA may take steps to prevent or limit further marketing of the product.  Additionally, the FDA actively enforces regulations prohibiting marketing and promotion of devices for indications or uses that have not been cleared or approved by the FDA. In addition, modifications or enhancements of products that could affect the safety or effectiveness or effect a major change in the intended use of a device that was either cleared through the 510(k) process or approved through the PMA process may require further FDA review through new 510(k) or PMA submissions.

Cosmetic and Skin Care Regulation

We have established Stem Cellutrition™, a stem cell-based cosmetic skincare company, to offer plant derived stem cell cosmetic products. The FDA has authority to regulate cosmetics marketed in the United States under the FDCA and the Fair Packaging and Labeling Act (“FPLA”).

The FDCA prohibits the marketing of adulterated and misbranded cosmetics. Cosmetic products are adulterated when the product’s composition violates the FDCA. The adulteration can be the result of ingredients, contaminants, processing, packaging, or shipping and handling violation. Under the FDCA, a cosmetic is adulterated if:

•	it bears or contains any poisonous or deleterious substance that would make it injurious or unsafe for users under conditions of use provided on the label;

•	it consists of any filthy, putrid, or decomposed substance;

•	it has been prepared, packed, or held under insanitary conditions whereby it may have become contaminated or injurious to health; or

•	its container is composed of any poisonous or deleterious substance that would make it injurious or unsafe for users.

A cosmetic is misbranded if it is improperly labeled or deceptively packaged. Under the FDCA, a cosmetic is misbranded if:

•	its labeling is false or misleading;

•	its label does not include all required information;

•	the required information is not adequately prominent and conspicuous as required by the regulations;

•	the container is so made, formed, or filled as to be misleading; or

•	its packaging or labeling is in violation of other applicable regulations issued under the Poison Prevention Packaging Act of 1970.

In addition to the FDCA, under the authority of the FPLA, the FDA requires an ingredient declaration to enable consumers to make informed decisions. If the cosmetic fails to comply with FPLA, it is misbranded under the FDCA.

Cosmetic products and ingredients, with the exception of color additives, are not required to have FDA premarket approval. Manufacturers of cosmetics are also not required to register their establishments, file data on ingredients, or report cosmetic-related injuries to the FDA. Stem Cellutrition™, our cosmetic subsidiary, is responsible for substantiating the safety of the products and ingredients before marketing. The FDA may pursue enforcement action against violative products or against firms or individuals who violate the law. Specifically, the FDA can pursue action through the Department of Justice in the federal court system to remove the violative product from the market, obtain a restraining order to prevent further shipment of the product, and seize any violative product. The FDA may also initiate a criminal action against a person violating the law.

Some products are both cosmetics and drugs under the FDCA because the products meet the definitions of both cosmetics and drugs. Products that are both cosmetics and drugs because of ingredients or intended use must satisfy the regulatory requirements for both cosmetics and drugs. Drugs are subject to FDA approval, generally by receiving premarket approval by the FDA or conform to final regulations specifying conditions that must be met for a drug to be generally recognized as safe and effective.

Over-the-counter (“OTC”) drugs are non-prescription drugs, which must either be approved through the New Drug Application (“NDA”) process or comply with the appropriate OTC Monograph. An NDA is the process whereby a drug sponsor formally proposes that the FDA approve a new pharmaceutical for sale and marketing in the United States. The FDA will evaluate the new pharmaceutical for safety and effectiveness for its intended use and ensures that the benefits outweigh the risks. The OTC Monographs are rules that are published in the Federal Register and state requirements for some non-prescription drugs, such as what types of ingredients and intended uses may be used. In addition, OTC drug manufacturers must also register with the FDA, follow cGMPs pursuant to 21 C.F.R. Parts 210 and 211, and label the drug products in accordance with the applicable regulations, such as the “Drug Facts” labeling promulgated in 21 C.F.R. § 201.63.

State and Local Government Regulation

Some states and local governments regulate stem cell collection, processing, and administration facilities and require these facilities to obtain specific licenses. Our Florida laboratory will be required to comply with Florida law, including becoming licensed as a clinical laboratory and being subject to inspection. Some states, such as New York and Maryland, require licensure of out-of-state facilities that process cell, tissue and/or blood samples of residents of those states. We will obtain the applicable state licensures for our laboratory and treatment centers and comply with the current and any new licensing laws that become applicable in the future.

Federal Regulation of Clinical Laboratories

Congress passed the Clinical Laboratory Improvement Amendments (“CLIA”) in 1988, which provided the Centers for Medicare and Medicaid Services (“CMS”) authority over all laboratory testing, except research, that are performed on humans in the United States. The Division of Laboratory Services, within the Survey and Certification Group, under the Center for Medicaid and State Operations (“CMSO”) has the responsibility for implementing the CLIA program.

The CLIA program is designed to establish quality laboratory testing by ensuring the accuracy, reliability, and timeliness of patient test results. Under CLIA, a laboratory is a facility that does laboratory testing on specimens derived from humans and used to provide information for the diagnosis, prevention, treatment of disease, or impairment of, or assessment of health. Laboratories that handle stem cells and other biologic matter are, therefore, included under the CLIA program. Under the CLIA program, laboratories must be certified by the government, satisfy governmental quality and personnel standards, undergo proficiency testing, be subject to inspections, and pay fees. The failure to comply with CLIA standards could result in suspension, revocation, or limitation of a laboratory’s CLIA certificate. In addition, fines or criminal penalties could also be levied. To the extent that our business activities require CLIA certification, we intend to obtain and maintain such certification.

Health Insurance Portability and Accountability Act—Protection of Patient Health Information

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) included the Administrative Simplification provisions that require the Secretary of the Department of Health and Human Services (“HHS”) to publicize standards for the electronic exchange, privacy, and security of health information.  HHS published the Standards for Privacy of Individually Identifiable Health Information (“Privacy Rule”) and the Security Standards for the Protection of Electronic Protected Health Information (“Security Rule”) to protect the privacy and security of certain health information. The Privacy Rule addresses the use and disclosure of an individual’s protected health information by covered entities and applies to health plans, health care clearinghouses, and any health care provider who transmits health information in electronic format. In addition to these entities, the Privacy Rule also applies to business associates and requires certain requirements to be placed in contracts between business associates and covered entities.

The Security Rule establishes a national security standard for protecting certain health information that is held or transferred in electronic form. The Security Rule implements the protections in the Privacy Rule by addressing the technical and non-technical safeguards that covered entities must put in place to secure individuals’ electronic protected health information.

Companies failing to comply with the HIPAA standards may be subject to civil money penalties or criminal prosecution. To the extent that our business requires compliance with HIPAA, we intend to fully comply with all requirements.

Other Applicable U.S. Laws

In addition to the above-described regulation by United States federal and state government, the following are other federal and state laws and regulations that could directly or indirectly affect our ability to operate the business:

•	state and local licensure, registration, and regulation of the development of pharmaceuticals and biologics;

•	state and local licensure of medical professionals;

•	state statutes and regulations related to the corporate practice of medicine;

•	laws and regulations administered by U.S. Customs and Border Protection (“CBP”) related to the importation of biological material into the United States;

•	other laws and regulations administered by the U.S. Food and Drug Administration;

•	other laws and regulations administered by the U. S. Department of Health and Human Services;

•	state and local laws and regulations governing human subject research and clinical trials;

•	the federal physician self-referral prohibition, also known as Stark Law, and any state equivalents to Stark Law;

•	the Medicare and Medicaid Anti-Kickback Law and any state equivalent statutes and regulations;

•	Federal and state coverage and reimbursement laws and regulations;

•	state and local laws and regulations for the disposal and handling of medical waste and biohazardous material;

•	Occupational Safety and Health (“OSHA”) regulations and requirements; and

•	the Intermediate Sanctions rules of the IRS providing for potential financial sanctions with respect to “Excess Benefit Transactions” with HUMC or other tax-exempt organizations.

Foreign Government Regulation

We will need to comply with the government regulations of each individual country in which our therapy centers are located and products are to be distributed and sold. These regulations vary in complexity and can be as stringent, and on occasion even more stringent, than FDA regulations in the United States. Due to the fact that there are new and emerging cell therapy and cell banking regulations that have recently been drafted and/or implemented in various countries around the world, the application and subsequent implementation of these new and emerging regulations have little to no precedence. Therefore, the level of complexity and stringency is not always precisely understood today for each country, creating greater uncertainty for the international regulatory process. Furthermore, government regulations can change with little to no notice and may result in up-regulation of our product(s), thereby creating a greater regulatory burden for our cell processing and cell banking technology products.

Employees

We currently have four employees.  We believe that our employee relations are good.

Former Business Operations and Corporate Information

We were incorporated in Nevada on June 13, 1997 under the name “Columbia River Resources Inc.”  We changed our name to “Traxxec Inc.” on August 11, 2008 and later changed our name to “Stem Cell Assurance, Inc.” on June 29, 2009.

Upon our incorporation in June 1997, we engaged in the acquisition, exploration, and development of mining properties worldwide.  We acquired and subsequently abandoned several mining properties in pursuit of other business opportunities.  In November 2007, we acquired Medify Solutions Limited (“Medify”), a corporation incorporated in the United Kingdom that developed and provided mobile health applications and services.  We intended to focus our efforts on Medify’s business, but soon discovered that there was no market for such services.  In February 2008, we acquired Traxxec Limited, a United Kingdom company that was formed to sell radio frequency enabled products and systems; in April 2009, we transferred Traxxec Limited back to its former stockholders.  In April 2009, we acquired Stem Cell Assurance, LLC, a Florida limited liability company seeking to provide stem cell services to adults, which business has since been our focus.

Our executive offices are located at 555 Heritage Drive, Jupiter, Florida 33458, and our telephone number is (561) 904-6070.

Financing

Between November 2010 and March 2011, we raised $1,672,500 in debt financing.  The promissory notes issued pursuant to the financing are payable three months from the respective dates of issuance; however, we have the right to extend the maturity dates of the notes for an additional three months.  During the initial three month period of the notes, the rate of interest will be 10% per annum; during any extension period, the interest rate will be increased to 15% per annum.  We have exercised our option to extend the maturity dates for an aggregate principal amount of $1,347,500 of such notes.  In consideration for the debt financing, an aggregate of 33,450,000 restricted shares of common stock were issued to the lenders.

Item 1A.	Risk Factors.

The risk factors listed in this section provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.  Readers should be aware that the occurrence of any of the events described in these risk factors could have a material adverse effect on our business, results of operations and financial condition. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

We have a very limited operating history; we have incurred substantial losses since inception; we expect to continue to incur losses for the near term; we have a substantial working capital deficiency and a stockholders’ deficiency; the report of our independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

We have a very limited operating history.  Since our inception in 1997, we have incurred net losses.  As of December 31, 2010, we had a working capital deficiency of $997,778 and stockholders’ deficiency of $744,222.  The report of our independent registered public accounting firm with respect to our financial statements as of December 31, 2009 and 2010 and for the years then ended indicates that our financial statements have been prepared assuming that we will continue as a going concern.  The report states that, since we are in the development stage, we have incurred net losses since inception and we need to raise additional funds to meet our obligations, there is substantial doubt about our ability to continue as a going concern.  Our plans in regard to these matters are described in footnote 2 to our financial statements.  Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will need to obtain additional financing to satisfy debt obligations and continue our operations.

As described in Item 1, between November 2010 and March 2011, we raised an aggregate of $1,672,500 in debt financing.  Such debt, together with accrued interest, will become due and payable during 2011.  Unless we obtain additional financing or the lenders agree to convert their debt into equity or extend the maturity dates of the debt, we will not be able to repay such debt.  Even if we are able to satisfy our debt obligations, our cash balance and the revenues for the foreseeable future from our anticipated operations will not be sufficient to fund the development of our business plan.  Accordingly, we will be required to raise capital from one or more sources.  There is no guarantee that adequate funds will be available when needed from additional debt or equity financing, or from other sources, or on terms attractive to us.  Our inability to obtain sufficient funds in the future would, at a minimum, require us to delay, scale back, or eliminate some or all of our contemplated activities, which could have a substantial negative effect on our results of operations and financial condition.

Our business strategy is high-risk.

We are focusing our resources and efforts primarily on the development of cellular-based services and products which will require extensive cash for research, development and commercialization activities.  This is a high-risk strategy because there is no assurance that our services and products will ever become commercially viable (commercial risk), that we will prevent other companies from depriving us of market share and profit margins by offering services and products based on our inventions and developments (legal risk), that we will successfully manage a company in a new area of business, regenerative medicine, and on a different scale than we have operated in the past (operational risk), that we will be able to achieve the desired therapeutic results using stem and regenerative cells (scientific risk), or that our cash resources will be adequate to develop our services and products until we become profitable, if ever (financial risk).  We are using our cash in one of the riskiest industries in the economy (strategic risk).  This may make our stock an unsuitable investment for many investors.

We do not have any agreements or understandings in place with respect to the manufacture, distribution or sale of our contemplated biological tools products or otherwise with respect to the implementation of our business strategy.

We do not have any agreements or understandings in place with respect to the manufacture, distribution or sale of our contemplated biological tools products, the establishment of our biobanking business or otherwise with respect to the implementation of our business strategy.  No assurances can be given that we will be able to enter into any necessary agreements with respect to the development of our business.  Our inability to enter into any such agreements would have a material adverse effect on our results of operations and financial condition.

We do not have any agreements, understandings or governmental approvals in place with respect to the establishment of treatment facilities.

Due to regulatory restrictions in the United States, we intend to focus our initial efforts on the establishment of stem cell therapy facilities outside the United States.  We do not have any agreements, understandings or governmental approvals in place with respect to the establishment of any such facilities in any country.  No assurances can be given that we will be able to obtain any required approvals, or enter into necessary agreements, for the establishment and operation of therapy centers.

We depend on our executive officers and on our ability to attract and retain additional qualified personnel.  A pending action against our Vice President of Research and Development may limit our ability to utilize fully his capabilities.

Our performance is substantially dependent on the performance of Mark Weinreb, our Chief Executive Officer.  We rely upon him for strategic business decisions and guidance.  Mr. Weinreb is subject to an employment agreement with us that is scheduled to expire in October 2013.  We are also dependent on the performance of Francisco Silva, our Vice President of Research and Development, in establishing and developing our laboratory business.  Mr. Silva is also subject to an employment agreement with us.  In April 2011, Mr. Silva’s former employer (of which Mr. Silva is a member) obtained a temporary restraining order against Mr. Silva.  Such order restrains and enjoins Mr. Silva and all persons acting in concert or participating with him from, among other things, using or disclosing any of his former employer’s confidential information or trade secrets, or violating certain provisions of the operating agreement of his former employer that provide, among other things, that Mr. Silva shall not, while he is a member of his former employer and for a period of two years thereafter, engage in, or have any interest in, any entity that engages in the business of stem cell research tools and therapeutic applications or otherwise in a business that competes with his former employer’s business in the geographic area in which his former employer conducts business. We are not a party to the action. A hearing on the matter was held on May 10, 2011.  We have been advised by Mr. Silva and his counsel that the enforceability of the noncompetition provision has been and will be challenged.  The court has not yet further ruled on the injunctive relief sought by the former employer and, pending resolution of this matter, Mr. Silva’s ability to provide services to us may be limited.  We believe that our future success in developing marketable services and products and achieving a competitive position will depend in large part upon whether we can attract and retain additional qualified management and scientific personnel.  Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel.  The loss of the services of Mr. Weinreb and/or Mr. Silva (or, in the case of Mr. Silva, any significant limitation on his ability  to provide services to us) or the inability to attract and retain additional personnel and develop expertise as needed would have a substantial negative effect on our results of operations and financial condition.  In addition, if we are named as a defendant in the action against Mr. Silva, we may incur substantial costs and our efforts and attention to the development of our business could be diverted.

We may not be able to protect our proprietary rights.

Our commercial success will depend in large part upon our ability to protect our proprietary rights.  There is no assurance, for example, that any patents issued to us will not become the subject of a re-examination, will provide us with competitive advantages, will not be challenged by any third parties, or that the patents of others will not prevent the commercialization of services and products incorporating our technology.  Furthermore, there can be no guarantee that others will not independently develop similar services and products, duplicate any of our services and products, or design around our patents.

Our commercial success will also depend upon our ability to avoid infringing patents issued to others.  If we were judicially determined to be infringing on any third-party patent, we could be required to pay damages, alter our services, products or processes, obtain licenses, or cease certain activities.  If we are required in the future to obtain any licenses from third parties for some of our services and/or products, there can be no guarantee that we would be able to do so on commercially favorable terms, if at all.  U.S. patent applications are not immediately made public, so we might be surprised by the grant to someone else of a patent on a technology we are actively using.

Litigation, which would result in substantial costs to us and the diversion of effort on our part, may be necessary to enforce or confirm the ownership of any patents issued or licensed to us, or to determine the scope and validity of third-party proprietary rights.  If our competitors claim technology also claimed by us and prepare and file patent applications in the United States, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or a foreign patent office to determine priority of invention, which could result in substantial costs to and diversion of effort, even if the eventual outcome is favorable to us.  Any such litigation or interference proceeding, regardless of outcome, could be expensive and time-consuming.

Successful challenges to our patents through oppositions, re-examination proceedings or interference proceedings could result in a loss of patent rights in the relevant jurisdiction. If we are unsuccessful in actions we bring against the patents of other parties, and it is determined that we infringe upon the patents of third-parties, we may be subject to litigation, or otherwise prevented from commercializing potential services and/or products in the relevant jurisdiction, or may be required to obtain licenses to those patents or develop or obtain alternative technologies, any of which could harm our business. Furthermore, if such challenges to our patent rights are not resolved in our favor, we could be delayed or prevented from entering into new collaborations or from commercializing certain services and/or products, which could adversely affect our business and results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In addition to patents, we intend to also rely on unpatented trade secrets and proprietary technological expertise.  Some of our intended future cell-related therapeutic services and/or products may fit into this category.  We intend to rely, in part, on confidentiality agreements with our partners, employees, advisors, vendors, and consultants to protect our trade secrets and proprietary technological expertise. There can be no guarantee that these agreements will not be breached, or that we will have adequate remedies for any breach, or that our unpatented trade secrets and proprietary technological expertise will not otherwise become known or be independently discovered by competitors.

Failure to obtain or maintain patent protection, failure to protect trade secrets, third-party claims against our patents, trade secrets, or proprietary rights or our involvement in disputes over our patents, trade secrets, or proprietary rights, including involvement in litigation, could divert our efforts and attention from other aspects of our business and have a substantial negative effect on our results of operations and financial condition.

We may not be able to protect our intellectual property in countries outside of the United States.

Intellectual property law outside the United States is uncertain and, in many countries, is currently undergoing review and revisions.  The laws of some countries do not protect our patent and other intellectual property rights to the same extent as United States laws.   Third parties may attempt to oppose the issuance of patents to us in foreign countries by initiating opposition proceedings. Opposition proceedings against any of our patent filings in a foreign country could have an adverse effect on our corresponding patents that are issued or pending in the United States. It may be necessary or useful for us to participate in proceedings to determine the validity of our patents or our competitors’ patents that have been issued in countries other than the U.S. This could result in substantial costs, divert our efforts and attention from other aspects of our business, and could have a material adverse effect on our results of operations and financial condition.

We operate in a highly-regulated environment and may be unable to comply with applicable federal regulations, registrations and approvals. Failure to comply with applicable licensure, registration, and approval standards may result in a loss of licensure, registration, and approval or other government enforcement actions.

The FDA requires facilities that are engaged in the recovery, processing, storage, labeling, packaging, or distribution of human cells, tissues, cellular and tissue-based products (“HCT/Ps”) or in the screening or testing of donors of HCT/Ps to register and list the HCT/Ps that it manufactures, comply with current Good Tissue Practices (“cGTPs”), and other procedures to prevent the introduction, transmission, and spread of communicable diseases. Our Florida-based laboratory, biobanking facility, and any treatment centers we open in the United States may be required to comply with the HCT/P regulations. In addition, any third party retained by us that engages in the manufacture of an HCT/P on our behalf must also comply with the HCT/P regulations. If we or our third-party contractors fail to register, update registration information, or comply with any HCT/P regulation, we will be out of compliance with FDA regulations, which could adversely affect our business. Furthermore, adverse events in the field of stem cell therapy may result in greater governmental regulation, which could create increased expenses, potential delays, or otherwise affect our business.

The FDA also regulates HCT/Ps that are also regulated as drugs, medical devices, and/or biological products in the United States. These products must also comply with the applicable current Good Manufacturing Practices (for drug products), Quality System Regulations (for medical devices), or General Biological Product Standards (for biological products) as set forth in Title 21 of the Code of Federal Regulations. These regulations govern the manufacture, processing, packaging, and holding of the products and include quality control, quality assurance, and maintenance of records and documentation. The FDA conducts inspections to enforce the compliance of these regulations. We and any third-party contractor that manufactures these products on our behalf must comply with the applicable regulations. If we or any third party retained by us that engages in the manufacture of a drug, medical device, or biological product on our behalf fails to comply with the applicable regulations, we will be out of compliance with FDA regulations, which could adversely affect our business.

In addition, the FDA regulates and prescribes good laboratory practices (“GLPs”) for conducting nonclinical laboratory studies that support applications for research or marketing permits for products regulated by the FDA. GLPs provide requirements for organization, personnel, facilities, equipment, testing, facilities operation, test and control articles, protocol for nonclinical laboratory study, records, reports, and disqualification by the FDA to ensure the quality and integrity of the safety data filed in research and marketing permits. Failure to comply with the GLPs could adversely affect our business.

Newly developed medical devices must receive regulatory clearance or approval from the FDA and, in many instances, from non-U.S. and state government, prior to their sale.  The FDA regulates the design/development process, clinical testing, manufacture, safety, labeling, sale, distribution, and promotion of medical devices and drugs under the Federal Food, Drug and Cosmetic Act (“FDCA”).  Included among these regulations are pre-market clearance and pre-market approval requirements, design control requirements, and the Quality System Regulations/Good Manufacturing Practices.  Other statutory and regulatory requirements govern, among other things, establishment registration and inspection, medical device listing, prohibitions against misbranding and adulteration, labeling and post-market reporting.

The regulatory process can be lengthy, expensive, and uncertain.  Before any new medical device may be introduced to the U.S. market, the manufacturer generally must obtain FDA clearance or approval through either the 510(k) pre-market notification process or the lengthier pre-market approval, or PMA, application process.  It generally takes three to 12 months from submission to obtain 510(k) pre-market clearance, although it may take longer.  Approval of a PMA could take four or more years from the time the process is initiated.  The 510(k) and PMA processes can be expensive, uncertain, and lengthy, and there is no guarantee of ultimate clearance or approval.  Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA, and there can be no guarantee of ultimate clearance or approval.  Failure to comply with applicable requirements can result in application integrity proceedings, fines, recalls or seizures of products, injunctions, civil penalties, total or partial suspensions of production, withdrawals of existing product approvals or clearances, refusals to approve or clear new applications or notifications, and criminal prosecution.

Medical devices are also subject to post-market reporting requirements for deaths or serious injuries when the device may have caused or contributed to the death or serious injury, and for certain device malfunctions that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur.  If safety or effectiveness problems occur after our services and/or products reach the market, the FDA may take steps to prevent or limit further marketing of the services and/or products.  Additionally, the FDA actively enforces regulations prohibiting marketing and promotion of devices for indications or uses that have not been cleared or approved by the FDA.

Delays in receipt of or failure to receive necessary clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a substantial negative effect on our results of operations and financial condition.

The FDA also regulates cosmetic products. Our Stem Cellutrition™ cosmetic skincare company must comply with FDA regulations for cosmetic products. The FDA prohibits the marketing of adulterated and misbranded cosmetics. Some products are both cosmetics and drugs under the FDCA. These products must satisfy the regulatory requirements of both drugs and cosmetics. Failure to comply with the appropriate regulations could result in a restraining order, seizure, or criminal action, which could have an adverse effect on our business.

The Federal Trade Commission (“FTC”) regulates and polices advertising in the United States of medical treatments, procedures, and regimens that take place inside and outside of the United States. FTC regulations are designed to prevent unfair and deceptive practices and false advertising. The FTC requires advertisers and promoters to have a reasonable basis to substantiate and support claims. Failure to sufficiently substantiate and support claims can lead to enforcement action by the FTC, such as a disgorgement order of any profits made from the promoted business or an injunction from further violative promotion. Such enforcement actions could have an adverse effect on our business.

State and local governments impose additional licensing and other requirements for clinical laboratories and facilities that collect, process, and administer stem cells. Our laboratory and any future treatment facilities that we operate in the United States must comply with these additional licensing and other requirements. The licensing regulations require personnel with specific education, experience, training, and other credentials. There can be no assurance that these individuals can be retained or will remain retained or that the cost of retaining such individuals will not materially and adversely affect our ability to operate our business profitably. There can be no assurance that we can obtain the necessary licensure required to conduct business in any state or that the cost of compliance will not adversely affect our ability to operate our business profitably.

The Centers for Medicare and Medicaid Services (“CMS”) have authority to implement the Clinical Laboratories Improvement Amendments (“CLIA”) program. When we begin operations in the United States, we will need to comply with the CLIA program standards. CLIA is designed to establish quality laboratory testing by ensuring the accuracy, reliability, and timeliness of patient test results. Laboratories that handle stem cells and other biologic matter are included under the CLIA program. Under the CLIA program, laboratories must be certified by the government, satisfy governmental quality and personnel standards, undergo proficiency testing, be subject to inspections, and pay fees. The failure to comply with CLIA standards could result in suspension, revocation, or limitation of a laboratory’s CLIA certificate. In addition, fines or criminal penalties could also be levied. To the extent that our business activities require CLIA certification, we intend to obtain and maintain such certification. There is no guarantee that we will be able to gain CLIA certification. Failure to gain CLIA certification or comply with the CLIA requirements will adversely affect our business.

There are federal and state laws that govern the protection and security of patients’ personal health information and data. The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) provides federal standards for privacy and security of patients’ personal health information. Once we begin operations in the United States, we will be obligated to comply with HIPAA and state privacy and security standards. As HIPAA is amended and changed, we will incur additional compliance burdens. We may be required to spend substantial time and money to ensure compliance with ever-changing federal and state standards as electronic and other means of transmitting protected health information evolve. Failure to comply with HIPAA standards may subject us to civil money penalties or criminal prosecution. To the extent that our business requires compliance with HIPAA, we intend to fully comply with all requirements.

In addition to the above-described regulation by United States federal and state government, the following are other federal and state laws and regulations that could directly or indirectly affect our ability to operate the business:

•	state and local licensure, registration, and regulation of the development of pharmaceuticals and biologics;

•	state and local licensure of medical professionals;

•	state statutes and regulations related to the corporate practice of medicine;

•	laws and regulations administered by U.S. Customs and Border Protection (“CBP”) related to the importation of biological material into the United States;

•	other laws and regulations administered by the U.S. Food and Drug Administration;

•	other laws and regulations administered by the U. S. Department of Health and Human Services;

•	state and local laws and regulations governing human subject research and clinical trials;

•	the federal physician self-referral prohibition, also known as Stark Law, and any state equivalents to Stark Law;

•	the Medicare and Medicaid Anti-Kickback Law and any state equivalent statutes and regulations;

•	Federal and state coverage and reimbursement laws and regulations;

•	state and local laws and regulations for the disposal and handling of medical waste and biohazardous material;

•	Occupational Safety and Health (“OSHA”) regulations and requirements; and

•	the Intermediate Sanctions rules of the IRS providing for potential financial sanctions with respect to “Excess Benefit Transactions” with HUMC or other tax-exempt organizations.

We intend to begin our initial operations in foreign jurisdictions. We will need to comply with the government regulations of each individual country in which our therapy centers are located and products are to be distributed and sold. These regulations vary in complexity and can be as stringent, and on occasion even more stringent, than FDA regulations in the United States.  Due to the fact that there are new and emerging cell therapy and cell banking regulations that have recently been drafted and/or implemented in various countries around the world, the application and subsequent implementation of these new and emerging regulations have little to no precedence. Therefore, the level of complexity and stringency is not always precisely understood today for each country, creating greater uncertainty for the international regulatory process. Furthermore, government regulations can change with little to no notice and may result in up-regulation of our product(s), thereby creating a greater regulatory burden for our cell processing and cell banking technology products. We have not yet thoroughly explored the applicable laws and regulations that we will need to comply with in foreign jurisdictions. It is possible that we may not be permitted to expand our business into one or more foreign jurisdictions.

We intend to conduct our business in full compliance with all applicable federal, state and local, and foreign laws and regulations. However, the laws and regulations affecting our business are complex and often are not contemplated by existing legal régimes. As a result, the laws and regulations affecting our business are uncertain and have not been the subject of judicial or regulatory interpretation. Furthermore, stem cells and cell therapy are topics of interest in the government and public arenas. There can be no guarantee that laws and regulations will not be implemented, amended and/or reinterpreted in a way that will negatively affect our business.

To operate and sell in international markets carries great risk.

We intend to market our services and products both domestically and in foreign markets.  A number of risks are inherent in international transactions.  In order for us to service and market our products in non-U.S. jurisdictions, we need to obtain and maintain required regulatory approvals or clearances and must comply with extensive regulations regarding safety, manufacturing processes and quality.  These regulations, including the requirements for approvals or clearances to market, may differ from the FDA regulatory scheme.  International operations and sales also may be limited or disrupted by political instability, price controls, trade restrictions and changes in tariffs.  Additionally, fluctuations in currency exchange rates may adversely affect demand for our services and products by increasing the price of our services and products in the currency of the countries in which the services and products are offered.

There can be no assurance that we will obtain regulatory approvals or clearances in all of the countries where we intend to market our services and products, or that we will not incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances, or that we will be able to successfully commercialize our services and products in various foreign markets.  Delays in receipt of approvals or clearances to market our services and products in foreign countries, failure to receive such approvals or clearances or the future loss of previously received approvals or clearances could have a substantial negative effect on our results of operations and financial condition.

Changing, new and/or emerging government regulations may adversely affect our business.

Government regulations can change without notice.  Due to the fact that there are new and emerging cell therapy and cell banking regulations that have recently been drafted and/or implemented in various countries around the world, the application and subsequent implementation of these new and emerging regulations have little to no precedence. Therefore, the level of complexity and stringency is not known and may vary from country to country, creating greater uncertainty for the international regulatory process.

Anticipated or unanticipated changes in the way or manner in which the FDA regulates services and products or classes/groups of services and products can delay, further burden, or alleviate regulatory pathways that were once available to other services and products.  There are no guarantees that such changes in FDA’s approach to the regulatory process will not deleteriously affect our contemplated operations.

Despite our anticipation that the majority of our cellular-based procedures will be private-pay, our inability to obtain reimbursement for our therapies from private and governmental insurers could negatively impact demand for our services.

Successful sales of health care services and products generally depends, in part, upon the availability and amounts of reimbursement from third party healthcare payor organizations, including government agencies, private healthcare insurers and other healthcare payors, such as health maintenance organizations and self-insured employee plans. Uncertainty exists as to the availability of reimbursement for such new therapies as stem cell-based therapies. There can be no assurance that such reimbursement will be available in the future at all or without substantial delay or, if such reimbursement is provided, that the approved reimbursement amounts will be sufficient to support demand for our services and products at a level that will be profitable.

If safety problems are encountered by us or others developing new stem cell-based therapies, our stem cell initiatives could be materially and adversely affected.

The use of stem cells for therapeutic indications is still in the very early stages of development. If an adverse event occurs during clinical trials related to one of our proposed services and/or products or those of others, the FDA and other regulatory authorities may halt clinical trials or require additional studies. The occurrence of any of these events would delay, and increase the cost of, our development efforts and may render the commercialization of our proposed services and/or products impractical or impossible.

Ethical and other concerns surrounding the use of stem cell therapy may negatively impact the public perception of our stem cell services, thereby suppressing demand for our services.

Although our contemplated stem cell business pertains to adult stem cells only, and does not involve the more controversial use of embryonic stem cells, the use of adult human stem cells for therapy could give rise to similar ethical, legal and social issues as those associated with embryonic stem cells, which could adversely affect its acceptance by consumers and medical practitioners.  Additionally, it is possible that our business could be negatively impacted by any stigma associated with the use of embryonic stem cells if the public fails to appreciate the distinction between adult and embryonic stem cells.  Delays in achieving public acceptance may materially and adversely affect the results of our operations and profitability.

We are vulnerable to competition and technological change, and also to physicians’ inertia.

We will compete with many domestic and foreign companies in developing our technology and products, including biotechnology, medical device and pharmaceutical companies.  Many current and potential competitors have substantially greater financial, technological, research and development, marketing, and personnel resources.  There is no assurance that our competitors will not succeed in developing alternative services and/or products that are more effective, easier to use, or more economical than those which we may develop, or that would render our services and/or products obsolete and non-competitive.  In general, we may not be able to prevent others from developing and marketing competitive services and/or products similar to ours or which perform similar functions or which are marketed before ours.

Competitors may have greater experience in developing therapies or devices, conducting clinical trials, obtaining regulatory clearances or approvals, manufacturing and commercialization.  It is possible that competitors may obtain patent protection, approval, or clearance from the FDA or achieve commercialization earlier than we can, any of which could have a substantial negative effect on our business.

We will compete against cell-based therapies derived from alternate sources, such as bone marrow, umbilical cord blood and potentially embryos.  Doctors historically are slow to adopt new technologies like ours, whatever the merits, when older technologies continue to be supported by established providers.  Overcoming such inertia often requires very significant marketing expenditures or definitive product performance and/or pricing superiority.

We expect that physicians’ inertia and skepticism will also be a significant barrier as we attempt to gain market penetration with our future services and products. We may need to finance lengthy time-consuming clinical studies (so as to provide convincing evidence of the medical benefit) in order to overcome this inertia and skepticism particularly in reconstructive surgery, cell preservation, the cardiovascular area and many other indications.

Most potential applications of our technology are pre-commercialization, which subjects us to development and marketing risks.

We are in an early stage on the path to commercialization with many of our services and products.  We believe that our long-term viability and growth will depend in large part on our ability to develop commercial quality cell processing devices and useful procedure-specific consumables, and to establish the safety and efficacy of our therapies through clinical trials and studies.  There is no assurance that our development programs will be successfully completed or that required regulatory clearances or approvals will be obtained on a timely basis, if at all.

Successful development and market acceptance of our services and products will be subject to developmental risks, including failure of inventive imagination, ineffectiveness, lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals, high commercial cost, preclusion or obsolescence resulting from third parties’ proprietary rights or superior or equivalent services and products, competition from copycat services and products, and general economic conditions affecting purchasing patterns.  There is no assurance that we will successfully develop and commercialize our services and products, or that our competitors will not develop competing technologies that are less expensive or superior.  Failure to successfully develop and market our services and products would have a substantial negative effect on our results of operations and financial condition.

Future clinical trial results may differ significantly from our expectations.

In the event that we undertake clinical trials, we cannot guarantee that we will not experience negative results.  Poor results in our clinical trials could result in substantial delays in commercialization, substantial negative effects on the perception of our services and products, and substantial additional costs. These risks may be increased by our reliance on third parties in the performance of many of the clinical trial functions, including clinical investigators, hospitals, and other third party service providers.

Continued turmoil in the economy could harm our business.

Negative trends in the general economy, including, but not limited to, trends resulting from an actual or perceived recession, tightening credit markets, increased cost of commodities, actual or threatened military action by the United States and threats of terrorist attacks in the United States and abroad, could cause a reduction of investment in and available funding for companies in certain industries, including ours.  Our ability to raise capital has been and may in the future be adversely affected by downturns in current credit conditions, financial markets and the global economy.

We may not have enough product liability insurance.

The testing, manufacturing, marketing, and sale of our regenerative cell services and products will involve an inherent risk that product liability claims will be asserted against us, our distribution partners, or licensees.  There can be no guarantee that our clinical trial and commercial product liability insurance will be adequate or will continue to be available in sufficient amounts or at an acceptable cost, if at all.  A product liability claim, product recall, or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a substantial negative effect on our results of operations and financial condition.  Also, well-publicized claims could cause our stock to fall sharply, even before the merits of the claims are decided by a court.

We have identified certain material weaknesses in the design or operation of internal control over financial reporting which could affect the ability of investors to rely on our financial statements.

We have identified certain material weaknesses in the design or operation of internal control over financial reporting which could adversely affect our ability to record, process, summarize, and report financial data.  The material weaknesses relate to our failure to maintain a fully integrated financial consolidation and reporting system throughout the years ended December 31, 2009 and 2010, our inability to properly apply highly specialized accounting principles to, and adequately disclose, complex transactions and our limited segregation of duties. We did not maintain a fully integrated financial consolidation and reporting system throughout the years ended December 31, 2009 and 2010 and, as a result, extensive manual analysis, reconciliation and adjustments were required in order to produce financial statements for external reporting purposes.  We lack adequately trained accounting personnel with appropriate United States generally accepted accounting principles (US GAAP) expertise for complex transactions.  We do not currently have a sufficient complement of technical accounting and external reporting personnel commensurate to support standalone external financial reporting requirements.  Specifically, we did not effectively segregate certain accounting duties due to the small size of our accounting staff or maintain a sufficient number of adequately trained personnel necessary to anticipate and identify risks critical to financial reporting and the closing process.  In addition, there were inadequate reviews and approvals by our personnel of certain reconciliations and other processes in day-to-day operations due to the lack of a full complement of accounting staff.  Subsequent to December 31, 2010, we engaged an outside consultant to assist in the financial function, which has increased the resources devoted to performing certain procedures.  Notwithstanding the foregoing weaknesses, we believe that our audited financial statements as of December 31, 2009 and 2010 and for the years then ended fairly present, in all material respects, our financial condition as of such dates and our results of operations for such years.

We pay no dividends.

We have never paid cash dividends in the past, and currently do not intend to pay any cash dividends in the foreseeable future.

There is, at present, only a limited market for our common stock and there is no assurance that an active trading market for our common stock will develop.

Although our common stock is quoted on the OTC Pink Sheets from time to time, and we intend to have our common stock quoted on the OTCQB or the OTC Bulletin Board, the market for our common stock is extremely limited.  In addition, although there have been market makers in our securities on the OTC Pink Sheets, we cannot assure that these market makers will continue to make a market in our securities or that other factors outside of our control will not cause them to stop market making in our securities.  Making a market in securities involves maintaining bid and ask quotations and being able to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Furthermore, the development and maintenance of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. Market makers are not required to maintain a continuous two-sided market, are required to honor firm quotations for only a limited number of shares, and are free to withdraw firm quotations at any time. Even with a market maker, factors such as our past losses from operations and the small size of our company mean that there can be no assurance of an active and liquid market for our securities developing in the foreseeable future. Even if a market develops, we cannot assure that a market will continue, or that shareholders will be able to resell their securities at any price.

Since our common stock is classified as “penny stock,” the restrictions of the SEC’s penny stock regulations may result in less liquidity for our common stock.

The SEC has adopted regulations which define a “penny stock” to be any equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transactions involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock by a retail customer, of a disclosure schedule prepared by the SEC relating to the penny stock market.  Disclosure is also required to be made about commissions payable to both the broker/dealer and the registered representative and current quotations for the securities.  Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  Because the market price for shares of our common stock is less than $5.00, and we do not satisfy any of the exceptions to the SEC’s definition of penny stock, our common stock is classified as a penny stock.  As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in our securities, which may result in less liquidity for our common stock.

Item 2.	Financial Information.

Selected Financial Data

Not applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

            The following discussion of results of operations and financial condition is based upon, and should be read in conjunction with, our consolidated financial statements and accompanying notes thereto, included elsewhere in this Registration Statement following Item 15. This discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.  Reference is made to “Forward-Looking Statements” and “Risk Factors” for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

Overview

Our goal is to become a medical center of excellence using cell and tissue regenerative therapy protocols, primarily involving a patient’s own (autologous) adult stem cells (non-embryonic) allowing patients to undergo cellular-based treatments. As more and more cellular therapies become standard of care, we intend to focus on the unity of medical and scientific explanations for future clinical procedures and outcomes and the provision of adult stem cells for future personal medical applications.

We intend to enter into the biological tool market by developing a product portfolio targeted to meet the demands of the large pharmaceutical companies’ drug discovery and development platforms.  We currently are developing an infrastructure to establish a laboratory capable of producing a wide range of biological tools.

We are a development stage enterprise. Our primary activities in the stem cell area have been the development of our business plan, negotiating strategic alliances and other agreements and raising capital. We have not commenced our principal operations, nor have we generated any revenues.

Since inception, we have incurred substantial losses. As at December 31, 2010 and 2009, our accumulated deficit was $3,450,561 and $1,186,762, respectively, our stockholders’ deficiency was $744,222 and $51,087, respectively, and our working capital deficiency was $997,778 and $145,038, respectively.  We have not yet generated revenues and our losses have principally been operating expenses incurred in development, marketing and promotional activities in order to commercialize our products and services.  We expect to continue to incur substantial costs for development, marketing and promotional activities over at least the next year.

Based upon our working capital deficiency as of December 31, 2010 and the lack of any revenues, we require equity and/or debt financing to continue our operations.  Subsequent to December 31, 2010 and during the three months ended March 31, 2011, we received aggregate debt financing of $1,437,500.  As a result, we expect that the cash we have available will fund our operations only through July 2011 (at which time a substantial portion of our debt obligations will become due).  We are currently considering several different financing alternatives to support our operations thereafter. If we are unable to obtain such additional financing on a timely basis and, notwithstanding any request we may make, our debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, we may have to curtail our development, marketing and promotions activities, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations and liquidate.  See “Liquidity and Capital Resources” below.

Consolidated Results of Operations

The following table presents selected items in our consolidated statements of operations for the years ended December 31, 2010 and 2009, respectively.

	December 31,
	2010	2009
Operating Expenses:

Marketing and promotion	$124,850	$79,272
Payroll and benefits	918,574	-
Consulting expenses	523,749	856,285
General and administrative	490,544	228,274
Research and development	11,620	-
Operating loss	(2,069,337)	(1,163,831)

Other income	11,432	25
Interest expense	(205,894)	(33,320)

Net loss	$(2,263,799)	$(1,197,126)

Year Ended December 31, 2010 compared with Year Ended December 31, 2009

Marketing and promotion expenses

Marketing and promotion expenses include advertising and promotion, marketing and seminars, meals, and entertainment and travel expenses.  For the year ended December 31, 2010, marketing and promotion expenses increased by $45,578, or 57%, as compared to the year ended December 31, 2009. The increase resulted primarily from an increase in advertising expenses ($50,908) and an increase in seminar expenses ($50,306), which arose due to an increase in promotional activities in conjunction with the commercialization of our products and services, offset by a decrease in promotion and marketing expenses ($55,636).  We formulated our marketing program at the same time we received adequate funding in the fourth quarter of 2009.

We expect that marketing and promotion expenses will continue to increase in the future as we increase our marketing activities following full commercialization of our products and services.

Payroll and benefits

Payroll and benefits consist primarily of salaries and stock-based compensation to employees.  For the year ended December 31, 2010, payroll and benefits amounted to $918,574 primarily due to stock-based compensation to employees of $583,685 and increased personnel costs to senior management.  We did not have any employees during the year ended December 31, 2009.

Consulting expenses

Consulting expenses consist of consulting fees and stock-based compensation to consultants.  For the year ended December 31, 2010, consulting expenses decreased $332,536, or 39%, compared to the year ended December 31, 2009.  The decrease resulted primarily from the increased use by us of employees rather than consultants during 2010.

General and administrative expenses

General and administrative expenses consist primarily of corporate support expenses such as legal and professional fees, investor relations and telecommunications expenses. For the year ended December 31, 2010, general and administrative expenses increased $262,270, or 115%, as compared to the year ended December 31, 2009. The increase resulted primarily from an increase in professional fees and other expenses of approximately $140,000.

We expect that our general and administrative expenses will continue to increase as we expand our staff, develop our infrastructure and incur additional costs to support the growth in our business.

Research and development expenses

Research and development expenses consist primarily of costs incurred in the development of our process and equipment to extract adult stem cells from adipose tissue and the implantation of those cells and tissue for cosmetic therapies. Research and development expenses are expensed as they are incurred. For the year ended December 31, 2010, research and development expenses amounted to $11,620. No research and development expenses were incurred for the year ended December 31, 2009.

We believe that a substantial investment in research and development is essential in the long term to remain competitive. Accordingly, we expect our research and development expenses to increase as we grow.

Other income

Other income represents primarily income from the sale of our sample cosmetic products for testing purposes at trade shows. For the year ended December 31, 2010, other income increased by $11,407, or 45,626%, as compared to the year ended December 31, 2009. The increase resulted primarily from the fact that there were no trade shows in 2009 and therefore virtually no sales of our sample cosmetic products in that period.

Interest expense

For the year ended December 31, 2010, interest expense increased $172,574, or 518%, as compared to the year ended December 31, 2009. The increase was mostly due to an increase in short-term borrowings and increase in amortization of debt discount, classified as interest expense in 2010.

Liquidity and Capital Resources

We measure our liquidity in a number of ways, including the following:

	December 31,
	2010	2009
Cash	$18,074	$42
Working Capital Deficiency	$(997,778)	$(145,038)
Notes Payable (Current)	$514,047	$116,151

From inception through December 31, 2010, we raised a total of $580,000 from the issuance of notes payable and $690,675 from the sale of common stock and warrants. As of December 31, 2010, we had $18,074 in unrestricted cash, and a working capital deficiency of $917,778. Subsequent to December 31, 2010 and during the three months ended March 31, 2011, we secured additional debt financing of $1,437,500.

Net Cash Used in Operating Activities

We experienced negative cash flow from operating activities for the years ended December 31, 2010 and 2009 in the amounts of $729,218 and $203,080, respectively. The cash used in operating activities in the year ended December 31, 2010 was due to cash used to fund a net loss of $2,263,799, adjusted for non-cash expenses related to depreciation, amortization of debt discount, and stock-based compensation in the aggregate amount of $1,125,705 as well as a change in accounts payable and accrued expenses and other current liabilities of $402,926. The cash used in operating activities in the year ended December 31, 2009 was due to cash used to fund a net loss of $1,197,126, adjusted for non-cash expenses related to depreciation, amortization of debt discount, and stock-based compensation in the aggregate amount of $965,117. The net increase in cash used in the year ended December 31, 2010 compared to 2009 was driven primarily by the increase in the net loss from $1,197,126 to $2,263,799.

Net Cash Used in Investing Activities

We used $48,784 during the year ended December 31, 2010, and $100,363 during the year ended December 31, 2009 to acquire property and equipment and intangibles. The cash used in the year ended December 31, 2010 includes the cost of medical equipment ($23,060) and furniture and fixtures ($22,323). The cash used in the year ended December 31, 2009 includes the cost of medical equipment ($95,240) and furniture and fixtures ($4,888).

Net Cash Provided by Financing Activities

Cash provided by financing activities during the year ended December 31, 2010 was $796,034.  During such year, we sold an aggregate of 82,500,000 shares of common stock for a total purchase price of $666,300, and a warrant for the purchase of 125,000 shares of common stock was exercised for an exercise price of $1,875.  In addition, during the year ended December 31, 2010, we received $332,654 pursuant to debt financings.  During such year, we also repurchased an aggregate of 27,931,034 shares of common stock for a total purchase price of $32,000.

Cash provided by financing activities during the year ended December 31, 2009 was $303,485.  During such year, we sold an aggregate of 945,000 shares of common stock for a total purchase price of $25,000.  In addition, during the year ended December 31, 2009, we received $278,485 pursuant to debt financings.

Availability of Additional Funds

Based upon our working capital deficiency as of December 31, 2010 and the lack of any revenues, we require equity and/or debt financing to continue our operations.  Subsequent to December 31, 2010 and during the three months ended March 31, 2011, we received aggregate debt financing of $1,437,500.  As a result, we believe that the cash we have available will fund our operations only through July 2011 (at which time a substantial portion of our debt obligations will become due).  Thereafter, we will need to raise further capital, through the sale of additional equity securities or otherwise, to support our future operations and to repay our debt (unless, if requested, the debt holders agree to convert their notes into equity or extend the maturity dates of their notes).  Our operating needs include the planned costs to operate our business, including amounts required to fund working capital and capital expenditures. At the present time, we have commitments for capital expenditures totaling approximately $20,000, representing the furniture and fixtures to be used in our Jupiter, Florida office. Our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully commercialize our products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement our product and service offerings.

We may be unable to raise sufficient additional capital when we need it or to raise capital on favorable terms. Debt financing may require us to pledge certain assets and enter into covenants that could restrict certain business activities or our ability to incur further indebtedness, and may contain other terms that are not favorable to our stockholders or us. If we are unable to obtain adequate funds on reasonable terms, we may be required to significantly curtail or discontinue operations or to obtain funds by entering into financing agreements on unattractive terms.

These conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements included elsewhere in this Registration Statement following Item 15 have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate our continuation as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business.  The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at dates of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from these estimates. Our significant estimates and assumptions include depreciation and the fair value of our stock, stock-based compensation, debt discount and deferred tax assets, including a valuation allowance.

Deferred Tax Valuation Allowance

We believe significant uncertainties exist regarding the future realization of deferred tax assets, and, accordingly, a full valuation allowance has been established. In subsequent periods, if and when we generate pre-tax income, a tax expense will not be recorded to the extent that the remaining valuation allowance can be used to offset that expense. Once a consistent pattern of pre-tax income is established or other events occur that indicate that the deferred tax assets will be realized, some or all of the existing valuation allowance will be reversed back to income. Should we generate pre-tax losses in subsequent periods, a tax benefit will not be recorded and the valuation allowance will be increased.

Stock-Based Compensation

We measure the fair value of all stock options to employees and directors on grant date, and record the fair value of these awards as compensation expense over the service period. The fair value of options is estimated using the Black-Scholes valuation model and is based on the Company’s weighted share price on the measurement date. Amounts expensed with respect to options were approximately $895,608 and $929,717 for the years ended December 31, 2010 and 2009, respectively.

Since our shares are not currently publicly traded, the fair value of our equity instruments was estimated using a share price derived from the quarterly rolling weighted average cash price paid to us for the purchase of shares of common stock.

The weighted-average grant date fair value per share of options awarded in the year ended December 31, 2010 and period ended December 31, 2009 were $0.0081 and S0.00 respectively.  These fair values were estimated using the following assumptions:

	Year Ended December 31,
	2010	2009

Risk-free interest rate	1.93%	-
Expected term	5 years	-
Expected volatility	207%	-
Dividend yield	0%	-

Risk-Free Interest Rate. This is the United States Treasury rate for the day of the grant having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase the fair value and the related compensation expense.

Expected Term. This is the period of time over which the award is expected to remain outstanding.  The expected term of options granted during the year ended December 31, 2010 was calculated using the simplified method set out in SEC Staff Accounting Bulletin, No. 107, as amended by No. 110, using the vesting period set forth in the option agreements and the expected contractual term of 10 years. The simplified method defines the expected term as the average of the contractual term and vesting period. An increase in the expected term will increase the fair value and the related compensation expense.

Expected Volatility. This is a measure of the amount by which our share price has fluctuated or is expected to fluctuate. Since we are a Pink Sheet company and our stock is not widely publicly traded, we use the average of the historic volatility of comparative companies. An increase in the expected volatility will increase the fair value and the related compensation expense.

Dividend Yield. We have not made any dividend payment nor do we have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the related compensation expense.

Recently Issued Accounting Pronouncements

Reference is made to the “Recent Accounting Pronouncements” in Note 3 to the Consolidated Financial Statements included in this Registration Statement following Item 15 for information related to the adoption of new accounting standards in 2010, none of which had a material impact on our consolidated financial statements, and the future adoption of recently issued accounting pronouncements, which we do not expect will have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

None.

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 3.	Properties.

Our principal executive offices and laboratory are located at 555 Heritage Drive, Jupiter, Florida.  We occupy the premises pursuant to a three year lease that expires on January 31, 2014 and provides for a base monthly rent of $6,052 for the initial year, $6,234 during the second year and $6,422 during the third year; however, pursuant to the lease, no base rent is payable during the initial year.

Pursuant to the lease, we are responsible for our share of operating expenses (as defined in the lease), and we have the right to extend the term of the lease for a period of three years at a rent equal to the market rate (as defined in the lease).

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock, as of April 26, 2011, known by us, through transfer agent records, to be held by: (i) each person who beneficially owns 5% or more of the shares of common stock then outstanding; (ii) each of our directors; (iii) each of our Named Executive Officers (as hereinafter defined) in Item 6; and (iv) all of our directors and executive officers as a group.

The information in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Exchange Act.  To our knowledge, and unless otherwise indicated, each stockholder has sole voting power and investment power over the shares listed as beneficially owned by such stockholder, subject to community property laws where applicable.  Percentage ownership is based on 515,029,911 shares of common stock outstanding as of April 26, 2011.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Approximate Percent of Class
Mark Weinreb 555 Heritage Drive Jupiter, Florida	174,120,382	(1)	30.6%
Gloria McConnell 1260 NW 16th Street Boca Raton, Florida	105,120,382	(2)	20.4%
A. Jeffrey Radov 8 Walworth Avenue Scarsdale, New York	5,000,000	(3)	*
Joel San Antonio 2200 Highway 121 Bedford, Texas	5,000,000	(3)	*
All directors and executive officers as a group (6 persons)	216,992,991	(1)(3)(4)	37.5%
_____________________

*           Less than 1%

(1)           Includes (a) 54,000,000 shares of common issuable upon the exercise of currently exercisable options, (b) 41,034,483 shares of common stock held of record by Gloria McConnell over which Mr. Weinreb has voting power pursuant to a Shareholder Agreement and Irrevocable Proxy, dated January 20, 2011 (the “McConnell Shareholder Agreement”), as described in footnote (2) below and (c) 64,085,899 shares of common stock held of record by Stem Cell Research Company, LLC (“Research”) over which Mr. Weinreb has voting power pursuant to a Shareholder Agreement and Irrevocable Proxy, dated January 21, 2011 (the “Research Shareholder Agreement”), as described in footnote (2) below.

(2)           Includes 64,085,899 shares of common stock held of record by Research of which, we have been advised, Ms. McConnell is the President and sole member.  Pursuant to the McConnell Shareholder Agreement, for a period of three years, Ms. McConnell has agreed to vote her shares of common stock as directed by Mr. Weinreb and has granted to Mr. Weinreb an irrevocable proxy in connection therewith.  Pursuant to the Research Shareholder Agreement, for a period of three years, Research has agreed to vote its shares as directed by Mr. Weinreb and has granted to Mr. Weinreb an irrevocable proxy in connection therewith.

(3)           Includes 2,500,000 shares of common stock issued subject to continued service as a director until April 21, 2012.

(4)           Includes 10,100,000 shares of common stock issuable upon the exercise of currently exercisable options.

Item 5.                                Directors and Executive Officers.

 Directors and Executive Officers

Information regarding our directors and executive officers is set forth below:

Name	Age	Positions Held
Mark Weinreb	58	Chief Executive Officer and Chairman of the Board
Richard M. Proodian	72	Chief Financial Officer and Vice President of Finance
Mandy D. Clark	29	Vice President of Operations and Secretary
Francisco Silva	36	Vice President of Research and Development
A. Jeffrey Radov	59	Director
Joel San Antonio	58	Director

Mark Weinreb

Mark Weinreb has served as our Chief Executive Officer since October 2010 and as our Chairman of the Board since April 2011.  From February 2003 to October 2009, Mr. Weinreb served as President of NeoStem, Inc., a public biotechnology medical services company that specializes in enhancing the delivery of adult stem cell therapeutics and developing an international network of adult stem cell collection centers.  Mr. Weinreb also served as Chief Executive Officer and Chairman of the Board of Directors of NeoStem from February 2003 to June 2006.  In 1976, Mr. Weinreb joined Bio Health Laboratories, Inc., a state-of-the-art medical diagnostic laboratory providing clinical testing services for physicians, hospitals, and other medical laboratories.  He became the laboratory administrator in 1978 and then an owner and the laboratory’s Chief Operating Officer in 1982.  In such capacity, he oversaw all technical and business facets, including finance and laboratory science technology.  Mr. Weinreb left Bio Health Labs in 1989 when the business was sold.  In 1992, Mr. Weinreb founded Big City Bagels, Inc., a national chain of franchised upscale bagel bakeries and became Chairman and Chief Executive Officer of such entity.  Big City Bagels went public in 1995, and in 1999 Mr. Weinreb redirected the company and completed a merger with an Internet service provider.  From 2000 to 2002, Mr. Weinreb served as Chief Executive Officer of Jestertek, Inc., a software development company pioneering gesture recognition and control using advanced interactive proprietary video technology.  Mr. Weinreb received a Bachelor of Arts degree in 1975 from Northwestern University and a Master of Science degree in 1982 in Medical Biology from C.W. Post, Long Island University.  We believe that Mr. Weinreb’s executive-level management experience, his extensive experience in the adult stem cell sector and his service on our Board since October 2010 give him the qualifications and skills to serve as one of our directors.

Richard M. Proodian

Richard M. Proodian has been our Chief Financial Officer and Vice President of Finance since January 2009.  He served on our Board from April 2009 to April 2011.  Mr. Proodian, a certified public accountant, has more than 35 years of executive-level management experience, including serving as an officer, director and committee member for such committees as audit and compensation and the development and implementation of corporate planning and strategy for several publicly traded companies.  From 2005 to 2009, Mr. Proodian was the Managing Director, Chief Financial Officer and Chief Operating Officer of EquiFin, LLC, an investment services company.  From 1996 to 2000, Mr. Proodian was the Chief Financial Officer and a director of PSI Industries, Inc, a publicly traded company that specialized in producing single-use cameras that had personalized graphics on each exposure. In 2000 Mr. Proodian formed an accounting partnership that specialized in developing companies.  He received a degree in Business Management and Finance from Northeastern University, and is a graduate of the Harvard Business School Executive Management Business Program.

Mandy D. Clark

Mandy D. Clark has been our Vice President of Operations since August 2009.  She has served as our Secretary since December 2010 and served on our Board from September 2010 to April 2011. From 2006 to 2009, Ms. Clark served as Educational Envoy and then CME/CE Coordinator for Professional Resources in Management Education, an accredited provider of continuing medical education.  She conducted needs assessments nationally to determine in which areas clinicians most needed current education.  She also oversaw onsite educational meetings and analyzed data for outcomes reporting.  From 2005 to 2006, Ms. Clark served as surgical coordinator for Eye Surgery Associates and the Rand Eye Institute, two prominent physician practices in Florida.  Ms. Clark has experience in medical editing for educational programs and is a published author of advanced scientific and clinical content on topics including Alzheimer’s disease, breast cancer, sleep apnea and adult learning.  She received a degree in Biology from Mercyhurst College.

Francisco Silva

Francisco Silva has served as our Vice President of Research and Development since April 2011.  From 2007 to 2011, Mr. Silva served as Chief Executive Officer of DV Biologics LLC, and as President of DaVinci Biosciences LLC, companies engaged in the commercialization of human based biologics for both research and therapeutic applications.  From 2003 to 2007, Mr. Silva as Vice President of Research and Development for PrimeGen Biotech LLC, a company engaged in the development of cell based platforms.  From 2002 to 2003, he was a Research Scientist with PrimeGen Biotech and was responsible for the development of experimental designs that focused on germ line reprogramming stem cell platforms.  Mr. Silva has taught courses in biology, anatomy and advanced tissue culture at California State Polytechnic University.  He has obtained a number of patents relating to stem cells and has had numerous articles published with regard to stem cell research.  Mr. Silva graduated from California State Polytechnic University with a degree in Biology.  He also obtained a Graduate Presidential Fellowship and MBRS Fellowship from California State Polytechnic University.  See Item 1A – “Risk Factors – We depend on our executive officers and on our ability to attract and retain additional qualified personnel.  A pending action against our Vice President of Research and Development may limit our ability to utilize fully his capabilities.”

A.  Jeffrey Radov

A. Jeffrey Radov became a member of our Board in April 2011.  Mr. Radov is an entrepreneur and businessman with 35 years of experience in media, communications and financial endeavors.  Since 2002, he has served as the Managing Partner of Walworth Group, which provides consulting and advisory services to a variety of businesses, including hedge funds, media, entertainment and Internet companies, financial services firms and early stage ventures.  Mr. Radov is also an advisor to GeekVentures, LLC, an incubator for technology startups in Israel.  From 2008 to 2010, Mr. Radov was a Principal and Chief Operating Officer at Aldebaran Investments, LLC, a registered investment advisor.  From 2005 to 2008, Mr. Radov was Chief Operating Officer at EagleRock Capital Management, a group of hedge funds.  Prior to joining EagleRock, Mr. Radov was a founding investor in and Board member of Edusoft, Inc., an educational software company.  From 2001 to 2002, Mr. Radov was a Founder-in-Residence at SAS Investors, an early-stage venture fund.  From 1999 to 2001, Mr. Radov was CEO and Co-Founder of VocaLoca, Inc., an innovator in consumer-generated audio content on the Internet.  Mr. Radov was a founding executive of About.Com, Inc., an online information source, and was its EVP of Business Development and Chief Financial Officer from its inception.  In 1996, prior to founding About.Com, Mr. Radov was a Director at Prodigy Systems Company, a joint venture of IBM and Sears.  Mr. Radov was also a principal in the management of a series of public limited partnerships that invested in the production and distribution of more than 130 major motion pictures.  From 1982 to 1984, Mr. Radov was the Director of Finance at Rainbow Programming Enterprises, a joint venture among Cablevision Systems Corporation, Cox Broadcasting and Daniels & Associates.  From 1977 to 1981, Mr. Radov was Director of Marketing at Winklevoss & Associates.  Mr. Radov earned a Masters of Business Administration from The Wharton School of the University of Pennsylvania and holds a Bachelor of Arts degree from Cornell University.  We believe that Mr. Radov’s executive-level management experience and his extensive experience in the finance industry give him the qualifications and skills to serve as one of our directors.

Joel San Antonio

Joel San Antonio became a member of our Board in April 2011.  Since August 2010, Mr. San Antonio has served as Chairman of Warrantech/AMT Warranty, an operating subsidiary of Amtrust Financial Services Inc.  From February 1988 through August 2010, he was Chairman and Chief Executive Officer of Warrantech Corporation, a leading provider of third party administration for insurance products.  Warrantech was acquired by Amtrust Financial Services in 2010.  Prior to founding Warrantech, Mr. San Antonio founded Little Lorraine Ltd., a company engaged in the manufacture of various brands of women’s apparel.  Mr. San Antonio has served as Chairman of the Board of American Doctors Network, a technology company engaged in the development of electronic medical records.  He is a former board member of SearchHelp Inc., a company committed to online child protection and family safety, MedStrong International Corporation, a company engaged in the storage of emergency medical information, and Marc Pharmaceuticals, Inc., a company that, in conjunction with the Weil Medical Center at Cornell University, was engaged in the development and commercialization of cancer treatment products.  Mr. San Antonio is engaged in a variety of philanthropic and charitable activities.  Mr. San Antonio graduated from Ithaca College with a Bachelor of Science in Business Administration.  We believe that Mr. Antonio’s executive-level management experience gives him the qualifications and skills to serve as one of our directors.

Item 6.                                Executive Compensation.

Summary Compensation Table

The following Summary Compensation Table sets forth all compensation earned in all capacities during the fiscal years ended December 31, 2010 and 2009 by our (i) principal executive officer, (ii) our former principal executive officer and (iii) all other executive officers, other than our principal executive officer, whose salaries for the 2010 fiscal year, as determined by Regulation S-K, Item 402, exceeded $100,000 (the individuals falling within categories (i), (ii) and (iii) are collectively referred to as the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Mark Weinreb, Chief Executive Officer(1)	2010	$90,000	$45,000	-	$437,234(3)	-	-	-	$572,234
	2009	-	-	-	-	-	-	-	-
Gloria McConnell, President(2)	2010	$26,667	-	-	-	-	-	$120,000(4)	$146,667
	2009	-	-	-	-	-	-	-	-
____________________

(1) Mr. Weinreb became our Chief Executive Officer in October 2010.

(2) Ms. McConnell served as our President from January 2009 to December 2010.

(3) The amounts reported in this column represent the grant date fair value of the option awards granted during the year ended December 31, 2010, calculated in accordance with FASB ASC Topic 718.

(4) Represents amounts payable to Ms. McConnell pursuant to a separation agreement.  See “Termination Agreement” below.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on outstanding equity awards as of December 31, 2010 to the Named Executive Officers:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Mark	50,000,000	-	-	$0.001	12/23/20	-	-	15,000,000	$81,000
Weinreb	4,000,000	-	-	$0.01	12/14/20			(1)
Gloria McConnell	-	-	-	-	-	-	-	-	-
___________________

(1) Stock was issued in January 2011.

Employment Agreement

On October 4, 2010, we entered into a three-year employment agreement with Mark Weinreb, our Chief Executive Officer.  Pursuant to the employment agreement, Mr. Weinreb is entitled to receive a salary of $360,000, $480,000 and $600,000 per annum during the three-year term and a bonus equal to 50% of his annual salary.  In addition, pursuant to the employment agreement, in the event that Mr. Weinreb’s employment is terminated by us without cause, or Mr. Weinreb terminates his employment for “good reason” or following a change in control, Mr. Weinreb would be entitled to receive a lump sum payment equal to the greater of (a) his base annual salary and bonus for the remainder of the term or (b) two times his then annual base salary and bonus.  Further, pursuant to the employment agreement as amended on December 24, 2010, we granted to Mr. Weinreb options for the purchase of 50,000,000 shares of common stock.  Such options shall have a ten-year term, a $.001 exercise price, a cashless exercise feature and a provision that the options shall remain exercisable notwithstanding termination of employment.  In addition, pursuant to the employment agreement, as amended, in January 2011, we granted to Mr. Weinreb 15,000,000 shares of common stock.

Termination Agreement

In December 2010, we entered into a termination agreement with Gloria McConnell, our former President.  See the discussion of this agreement in Item 7.

Director Compensation

The following table sets forth certain information concerning the compensation of our directors for the fiscal year ended December 31, 2010:

Director Compensation
Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Dr. Kurt J. Wagner(2)	-	$61,775	$32,365	-	-	-	$94,140
Dr. Joseph J. Ross(2)	-	$13,800	$32,365	-	-	-	$46,165
______________________

(1) The amounts reported in this column represent the grant date fair value of the stock and option awards granted during the year ended December 31, 2010, calculated in accordance with FASB ASC Topic 718.

(2) Resigned as a director in April 2011.

Upon his appointment, each of Messrs. Radov and San Antonio, our non-employee directors, became entitled to receive compensation for his services as a director as follows:

•	$20,000 per annum, payable quarterly
•	5,000,000 shares of common stock which vest to the extent of 50% upon grant and 50% after one year

Item 7.                                Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

In September 2009, certain of our then executive officers, directors, and 5% or greater shareholders contributed to our capital a total of 71,379,312 of the 301,999,999 shares of common stock received by them in connection with our April 2009 acquisition of Stem Cell Assurance, LLC.  Such capital contribution was made in order to allow us to have sufficient authorized and unissued shares of common stock to use in connection with our capital-raising efforts. The number of shares contributed is as follows:

Name	Total Number of Shares Contributed

Dr. Richard Ferrans	5,172,414
Gloria J. McConnell	10,344,818	(1)
Richard M. Proodian	10,344,818
George Edward Dubec	5,172,414
Stem Cell Research Company, LLC	40,344,828
____________________

(1)	Includes shares indirectly owned by Ms. McConnell.

In October 2010, certain of our then executive officers, directors, 5% or greater shareholders and consultants contributed to our capital an additional 60,332,799 shares.  Such additional capital contribution was made in order to enable us to have sufficient authorized and unissued shares of common stock in connection with our capital-raising efforts and for other corporate purposes.  The number of additional shares contributed is as follows:

Name	Total Number of Shares Contributed

Gloria J. McConnell	12,576,811
Richard M. Proodian	9,511,874
Stem Cell Research Company, LLC	32,082,535
Todd Adler	6,161,579

On December 15, 2010, we entered into a termination agreement with Gloria McConnell, our former President (the “McConnell Termination Agreement”), pursuant to which Ms. McConnell is entitled to receive $120,000, as severance, payable over a two year period.  In addition, pursuant to the McConnell Termination Agreement, we agreed to reissue to Ms. McConnell 12,576,811 shares of our common stock.  These shares had previously been contributed to capital by Ms. McConnell in October 2010 in order to enable us to fulfill our obligation to issue shares to third parties.  Further, pursuant to the McConnell Termination Agreement, Ms. McConnell has agreed to certain restrictive covenants, including with regard to the sale of her shares.

On January 20, 2011, Ms. McConnell and Mr. Weinreb entered into a Shareholder Agreement and Irrevocable Proxy, pursuant to which Ms. McConnell has agreed that, for a period of three years, she would vote her shares of common stock as determined by Mr. Weinreb.

Effective January 29, 2011, we terminated our relationship with Tommy Berger, a founder of the Company.  Pursuant and subject to the terms and conditions of the Termination Agreement between the parties, Mr. Berger waived any rights he may have had pursuant to a certain employment agreement entered into with us in August 2010 and we agreed to pay to Stem Cell Research Company, LLC (“Stem Cell Research”) (see Item 4) $180,000 over a 12 month period.  In addition, pursuant to the Termination Agreement, each of Mr. Berger and Stem Cell Research has agreed to certain restrictive covenants, including with regard to the sale of shares of our common stock.  Further, concurrently with the execution of the Termination Agreement, Stem Cell Research executed a shareholder agreement and irrevocable proxy pursuant to which it has agreed that, for a three year period, it would vote its shares of common stock as directed by Mr. Weinreb.

Director Independence

Board of Directors

Our Board of Directors is currently comprised of Mark Weinreb, A. Jeffrey Radov and Joel San Antonio.  Each of Messrs. Radov and San Antonio is currently an “independent director” based on the definition of independence in Listing Rule 5605(a)(2) of the listing standards at The Nasdaq Stock Market.

Audit Committee

The members of our Board’s Audit Committee currently are Messrs. Radov and San Antonio, each of whom is an “independent director” based on the definition of independence in Listing Rule 5605(a)(2) of the listing standards of The Nasdaq Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

Nominating Committee

The members of our Board’s Nominating Committee currently are Messrs. Radov and San Antonio, each of whom is an “independent director” based on the definition of independence in Listing Rule 5605(a)(2) of the listing standards of The Nasdaq Stock Market.

Compensation Committee

The members of our Board’s Compensation Committee currently are Messrs. Radov and San Antonio, each of whom is an “independent director” based on the definition of independence in Listing Rule 5605(a)(2) of the listing standards of The Nasdaq Stock Market.

Item 8.                                Legal Proceedings

There are no material pending legal proceedings to which we are a party or to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.

Item 9.                                Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Transactions in our common stock are reported under the symbol “SCLZ.PK” on the OTC Pink tier of the OTC Markets.  The following table sets forth the range of high and low bids reported in the over-the-counter market for our common stock.  The prices shown below represent prices in the market between dealers in securities; they do not include retail markup, markdown or commissions, and do not necessarily represent actual transactions.

Quarter Ended	Low	High

Quarter ended March 31, 2009	$0.0008	$0.007
Quarter ended June 30, 2009	$0.001	$0.095
Quarter ended September 30, 2009	$0.0075	$0.045
Quarter ended December 31, 2009	$0.003	$0.007

Quarter ended March 31, 2010	$0.007	$0.025
Quarter ended June 30, 2010	$0.016	$0.029
Quarter ended September 30, 2010	$0.015	$0.019
Quarter ended December 31, 2010	$0.001	$0.018

Outstanding Shares and Number of Stockholders

As of April 26, 2011, there were 515,029,911 shares of common stock outstanding.  As of that date, there were 138 record holders of our shares of common stock.

Dividends

We have never declared or paid dividends on our common stock.  Moreover, we currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common stock in the foreseeable future.

Item 10.                      Recent Sales of Unregistered Securities

During the past three years, we sold the following securities in transactions not involving any public offering.  For each of the following transactions, we did not use general solicitation or advertising to market the securities, the securities were offered to a limited number of persons, the investors had access to information regarding us, and we were available to answer questions by prospective investors.

DATE ISSUED	NUMBER OF SHARES	PURCHASER(S)	CONSIDERATION
02/26/08	30,000,000	(1)	(1)
10/24/08	7,040,000	Tiger Team Management LLC, GDB Media Inc., Lance Berger and Market Solutions	(2)
11/26/08	3,000,000	Jonathan Bryant (“J. Bryant”)	(2)
04/24/09	60,000,000	J. Bryant	(3)
04/30/09	301,999,999	(2)	(4)
05/01/09	10,000,000	Gloria McConnell (“McConnell”) and Sherilynn Green	(5)
05/01/09	360,000	Christopher Quiroga (“Quiroga”)	$12,500
05/01/09	2,283,000	Dr. Kurt Wagner (“Wagner”), Grace Martin (“Martin”), Glenn Charles and Anthony Carillo	(5)
05/15/09	250,000	Leonard Haimes	(5)

05/26/09	1,325,000	Mark Raggozino, Karen Baker and Ronald Hutton	(5)
05/26/09	10,000	Gilberto Gonzalez	$1,000
06/19/09	200,000	Quiroga	$6,500
06/22/09	250,000	Mandy Clark (“Clark”)	(5)
08/05/09	5,000,000	SCG Capital LLC (“SCG”)	(6)
08/05/09	12,103,448	Todd Adler (“Adler”)	(5)
08/05/09	562,500	Robert Colletti and Lisa Colletti	(5)
09/10/09	375,000	Donald Rhodes	$5,000
09/10/09	1,000,000	First Fidelity Securities	(5)
10/05/09	5,000,000	SCG	(6)
11/01/09	2,000,000	Beau Bates	(5)
11/05/09	5,000,000	OB-GYN Management, Inc.	(6)
11/23/09	6,500,000	Solon Kandel and Vivian Kandel	(6)
12/08/09	9,000,000	Wayne Moy (“Moy”) and Michael Ashkenazy	(6)
12/14/09	2,500,000	May	(6)
12/15/09	8,000,000	Vardan Consulting Services, LLC and Xeni Financial Services Corp. (“Xeni”)	(6)
12/16/09	12,000,000	Wagner and Adler	(5)
12/16/09	20,000,000	Xeni	(7)
01/04/10	5,000,000	Francisco Morales, Larry Perich and Clark	(5)
02/16/10	63,000,000	Jeffrey Alper (“J. Alper”) and Grace Ann Alper, Glenn Cotton (“Cotton”), Sol Bandiero (“Bandiero”), RAK Enterprises of Palm Beach, Inc., Vintage Holidays, LLC (“Vintage”), Rebecca Devlin, Howard Scheinberg, Wayne Koppel, Evan Rabinowitz, Aqualipo, LLC, and Georgiana Minks	$401,300
02/16/10	10,500,000	Pearlman and Pearlman, LLC, Venture Opportunity, Lazarus Asset Management, LLC, Gina Toddings, SCG, Oscar Ramirez and Stephen Florio (“Florio”)	(5)
04/09/10	2,500,000	Derrick Caglianone	$25,000
05/28/10	2,250,000	Bandiero and Janet Montgomery	$22,500
06/01/10	500,000	Steve McDonough	$12,500
06/01/10	500,000	Florio	(5)
06/21/10	4,000,000	Christopher Minks, Matthew Minks and SCG	$40,000
07/29/10	4,000,000	Moy, J. Alper and Kyle McCormick	$40,000
08/10/10	2,000,000	Dr. Joseph Ross (“Ross”)	(5)
08/25/10	24,937,500	Quick Capital of L.I. Corp.	(5)
10/12/10	6,250,000	Joseph Sanders TTEE UTD 10/19/05 FBO Joseph L. Sanders Living Trust (“Sanders Trust”) and John and Cynthia Krowiak	$125,000

10/13/10	500,000	Peggy Husted (“Husted”)	(5)
10/13/10	333,333	Helen Surovek	(5)
11/03/10	125,000	Husted	(5)
11/08/10	2,700,000	Daniel Braga, Jayson Esterow, David Pirrello, Joseph Pirrello, Scott Pirrello and Stratton Imaging	(6)
11/08/10	1,000,000	May	(6)
12/03/10	125,000	Sanders Trust	$1,875
12/14/10	1,000,000	Harold and Linda Schwartz	(6)
01/03/11	1,000,000	Frank Scerbo	(6)
01/12/11	12,576,811	McConnell	(8)
01/13/11	15,000,000	Mark Weinreb (“Weinreb”)	(9)
01/21/11	1,000,000	Thomas and Peter Sullivan	(6)
02/03/11	250,000	Moy	(6)
02/22/11	8,312,500	Olde Estate, LLC	(6)
02/22/11	21,000,000	Westbury (Bermuda) Ltd.	(6	)(10)
02/22/11	2,057,700	TDA Consulting Services LLC (“TDA”) and Vintage	(5)
02/25/11	2,500,000	Brian Glaeser, Robert Meyer, Jr., William Hazzard and J. Michael Coleman	(6)
03/25/11	4,000,000	Cotton	(6)
04/05/11	2,057,700	TDA and Vintage	(5)
04/21/11	10,000,000	A. Jeffrey Radov and Joel San Antonio	(5)
04/26/11	2,057,700	TDA and Vintage	(5)
____________________
(1)	Issued pursuant to the Acquisition Agreement, dated as of February 2, 2008, between Traxxec Limited and us.
(2)	Issued in connection with contemplated financing.
(3)	Issued in connection with the Acquisition and Reorganization Agreement, dated April 17, 2009, between Stem Cell Assurance, LLC (“SCA”) and us (the “SCA Agreement”).
(4)	Issued pursuant to the SCA Agreement.
(5)	Issued in consideration of services.
(6)	Issued in consideration of loan or credit facilitation.
(7)	Issued as collateral for repayment of loan.
(8)	Reissued pursuant to the McConnell Termination Agreement.
(9)	Issued pursuant to employment agreement, as amended, between Mr. Weinreb and us.
(10)	Issued indirectly through Stem Cell Cayman Ltd.

Item 11.                      Description of Registrant’s Securities to be Registered

Our Articles of Incorporation, as amended (“Articles”), authorize the issuance of 800,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.  As of April 26, 2011, there were 515,029,911 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

The description of our securities is a summary and is qualified in its entirety by the provisions of our Articles and Amended and Restated Corporate Bylaws (the “Bylaws”), copies of which have been filed as exhibits to this Registration Statement.

Description of Common Stock

Except as otherwise required by law, each share of common stock entitles the stockholder to one vote on each matter that stockholders may vote on at all meetings of stockholders.  Holders of common stock are not entitled to cumulate votes in the election of directors.  Holders of common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto.  Subject to any prior rights of the preferred stock, holders of common stock are entitled to share ratably in dividends paid from the funds legally available for the payment thereof, when, as and if declared by our Board.   The declaration of dividends, however, is subject to the discretion of our Board. Subject to any prior rights of the preferred stock, holders of common stock are also entitled to share ratably in the assets of our company available for distribution to holders of common stock after payment of our liabilities upon the liquidation or dissolution of our company, whether voluntary or involuntary.

Description of Preferred Stock

Our Board is authorized to fix and determine the designations, rights, preferences or other variations of each particular class or series of our preferred stock.

Provisions that May Delay, Defer or Prevent a Change of Control

We have determined that Sections 378 through 3793 of Chapter 78 of the Nevada Revised Statutes (“NRS”) (“Acquisition of Controlling Interest”) do not apply to us because we do not currently meet the definition of “issuing corporation” contained therein.

In addition to any provisions set forth in the NRS that may delay, defer or prevent a change of control, our Articles and Bylaws contain the following provisions that may delay, defer or prevent a change of control:

Our Board has the authority to issue up to 800,000,000 shares of common stock and up to 1,000,000 shares of preferred stock and to determine the rights, preferences and privileges of the shares of preferred stock, without stockholder approval.

Nominations of persons for election to our Board and the proposal of business to be considered by the stockholders may be made at a meeting of stockholders (1) pursuant to our notice of meeting delivered pursuant to our Bylaws, (2) by or at the direction of our Board, (3) by any committee or person appointed by our Board or (4) by any stockholder who is entitled to vote at the meeting, who complied with the notice procedures set forth in our Bylaws and who was a stockholder of record at the time such notice was delivered to our Secretary.

The notice procedures in our Bylaws include a requirement that the proposing stockholder must have given timely notice thereof in writing to our Secretary, and such other business must otherwise be a proper matter for stockholder action. To be timely with respect to an annual meeting, a stockholder’s notice shall be delivered to our Secretary at our principal executive offices not less than 60 days prior to the scheduled date of the meeting; provided, however, that if no notice is given and no public announcement is made to the stockholders regarding the date of the meeting at least 75 days prior to the meeting, the stockholder’s notice shall be valid if delivered to or mailed and received by our Secretary at our principal executive office not less than 15 days following the day on which the notice or public announcement of the date of the meeting was given or made.

In addition, any such stockholder’s notice must set forth (1) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residential address of the person, (b) the principal occupation or employment of the person (c) the class and number of shares of our capital stock that are beneficially owned by the person, (d) the written consent by the person, agreeing to serve as a director if elected, (e) a description of all arrangements or understandings between the person and the stockholder regarding the nomination, (f) a description of all arrangements or understandings between the person and any other person or persons (naming such persons) regarding the nomination, (g) all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Rule 14a under the Exchange Act, and (h) such other information as we may reasonably request to determine the eligibility of such proposed nominee to serve as a director; (2) as to any other business that the stockholder proposes to bring before the meeting, (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend either the Articles or the Bylaws, the language of the proposed amendment, (b) the name and address, as they appear on our books, of the stockholder proposing such business, (c) the class and number of shares of our capital stock that are beneficially owned by such stockholder, and (d) any material interest (financial or otherwise) of such stockholder in such business; and (3) as to the stockholder giving the notice (a) the name, business address and residential address of the stockholder giving the notice, (b) the class and number of shares of our capital stock that are beneficially owned by such stockholder, (c) a description of all arrangements or understandings between the stockholder and the nominee regarding the nomination, and (d) a description of all arrangements or understandings between the stockholder and any other person or persons (naming such persons) regarding the nomination.

Item 12.                      Indemnification of Directors and Officers

Our Articles provide that no director or officer shall be liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the NRS currently in effect or as the same may be amended.  Under the NRS, the directors have a fiduciary duty to us that is not eliminated by this provision of the Articles and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available.  In addition, each director will continue to be subject to liability under the NRS for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to not be in good faith or involve intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the NRS. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The NRS provides that a corporation may, and our Articles and Bylaws provide that we shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in such capacity in another corporation, partnership, joint venture, trust or other enterprise (the “Indemnified Party”), against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, no indemnification shall be made in respect of any action or suit by or in the right of the corporation if the Indemnified Party shall have been adjudged to be liable to the corporation, unless and only to the extent that the court shall determine that, despite the adjudication of liability but in view of all circumstances, such person is fairly and reasonably entitled to indemnity.  Furthermore, the NRS provides that determination of an Indemnified Party’s eligibility for indemnification by us shall be made on a case-by-case basis by: (i) the stockholders; (ii) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

In addition, the NRS and our Bylaws provide that the allowed indemnification will not be deemed exclusive of any other rights to which directors, officers and others may be entitled under our Bylaws, any agreement, a vote of stockholders or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person’s heirs, executors and administrators.

Lastly, the NRS empowers a corporation to purchase insurance and make other financial arrangements with respect to liability arising out of the actions or omissions of directors, officers, employees or agents in their capacity or status as such.  On February, 1, 2011, we obtained a Directors & Officers Insurance Policy with aggregate coverage of up to $3,000,000.

Item 13.                      Financial Statements and Supplementary Data

The financial statements and the report of the independent registered public accounting firm can be found following Item 15.

Item 14.                      Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In February 2011, we engaged Marcum LLP as our independent auditors; prior to that date, we did not have independent auditors.

Item 15.                      Financial Statements and Exhibits

(a)	The following financial statements are filed as part of this Registration Statement:

(i)	Consolidated Balance Sheets as of December 31, 2010 and 2009

(ii)	Consolidated Statements of Operations for the years ended December 31, 2010 and 2009 and for the period from December 30, 2008 (inception) to December 31, 2010

(iii)	Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009 and for the period from December 30, 2008 (inception) to December 31, 2010

(iv)	Consolidated Statements of Changes in Stockholders’ Deficiency for the period from December 30, 2008 (inception) to December 31, 2010

(v)	Notes to Consolidated Financial Statements

(b)	The following documents are filed as exhibits hereto, unless otherwise indicated:

Exhibit No.                       Description

2.1	Agreement, dated November 27, 2007, by and between Columbia River Resources Inc. and Medify Solutions Ltd.
2.2	Acquisition Agreement, dated as of February 4, 2008, by and between Columbia River Resources Inc. and Traxxec Limited
2.3	Acquisition and Reorganization Agreement, dated as of April 17, 2009, by and between Traxxec Inc. and Stem Cell Assurance LLC
3.1	Articles of Incorporation
3.2	Certificate of Amendment to Articles of Incorporation, filed on April 16, 2004
3.3	Certificate of Amendment to Articles of Incorporation, filed on August 11, 2008
3.4	Certificate of Amendment to Articles of Incorporation, filed on June 29, 2009
3.5	Certificate of Amendment to Articles of Incorporation, filed on December 7, 2010
3.6	Amended and Restated Corporate By-Laws, effective as of December 15, 2010
10.1	2010 Equity Participation Plan, as amended
10.2	Employment Agreement, dated October 4, 2010, between Stem Cell Assurance, Inc. and Mark Weinreb (“Weinreb Employment Agreement”)
10.3	Amendment to Weinreb Employment Agreement, dated December 23, 2010
10.4	Termination Agreement, dated as of December 15, 2010, between Stem Cell Assurance, Inc. and Gloria McConnell
10.5	Shareholder Agreement and Irrevocable Proxy, dated as of January 20, 2011, between Gloria McConnell and Mark Weinreb
10.6	Termination Agreement, dated as of January 21, 2011, by and among Stem Cell Assurance, Inc., Stem Cell Research Company, LLC and Tommy Berger
10.7	Shareholder Agreement and Irrevocable Proxy, dated as of January 21, 2011, between Stem Cell Research Company, LLC and Mark Weinreb

10.8	Lease Agreement, effective as of February 1, 2011, between Orange Coast, LLC and Stem Cell Assurance, Inc.
10.9	First Amendment to Lease, dated March 11, 2011, between Orange Coast, LLC and Stem Cell Assurance, Inc.
10.10	Consulting Agreement, dated as of February 17, 2011, between Stem Cell Assurance, Inc. and TDA Consulting Services, Inc.
10.11	Consulting Agreement, dated as of February 17, 2011, between the Company and Vintage Holidays L.L.C.
10.12	Credit Support, Security and Registration Rights Agreement, dated as of August 17, 2010, between Stem Cell Assurance, Inc. and Quick Capital of L.I. Corp.
10.13	Settlement Agreement, dated as of February 23, 2011, by and among Stem Cell Assurance, Inc., Quick Capital of L.I. Corp. and Olde Estate, LLC
10.14	Employment Agreement, dated as of December 1, 2010, between Stem Cell Assurance, Inc. and Mandy Clark
10.15	Form of Promissory Note issued by Stem Cell Assurance, Inc. between November 2010 and March 2011 with respect to debt financing in the aggregate principal amount of $622,500
10.16	Promissory Note, dated February 9, 2011, issued by Stem Cell Cayman Ltd. in the principal amount of $1,050,000
10.17	Form of Stock Option Agreement, dated December 15, 2010, between Stem Cell Assurance, Inc. and each of Mark Weinreb, Richard Proodian and Mandy Clark
10.18	Form of Stock Option Agreement, dated December 15, 2010, between Stem Cell Assurance, Inc. and each of Kurt Wagner, M.D. and Joseph Ross, M.D.
10.19	Option Agreement, dated December 23, 2010, between Stem Cell Assurance, Inc. and Mark Weinreb
10.20	Consulting Agreement, dated as of April 7, 2011, between Stem Cell Assurance, Inc. and Joseph Ross, M.D.
10.21	Letter agreement, dated April 2, 2011, between Stem Cell Assurance, Inc. and Kurt Wagner, M.D.
10.22	Letter agreement, dated April 7, 2011, between Stem Cell Assurance, Inc. and Joseph Ross, M.D.
10.23	Amended and Restated Executive Employment Agreement, dated May 10, 2011, between Stem Cell Assurance, Inc. and Francisco Silva
10.24	Stock Option Agreement, dated April 5, 2011, between Stem Cell Assurance, Inc. and Francisco Silva
10.25	Stock Option Agreement, dated April 21, 2011, between Stem Cell Assurance, Inc. and Mandy Clark
21	Subsidiaries

STEM CELL
ASSURANCE, INC. &
SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31,
2009 AND 2010

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)

2 | Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors
  and Stockholders of Stem Cell Assurance, Inc.

We have audited the accompanying consolidated balance sheets of Stem Cell Assurance, Inc. and Subsidiaries (the “Company”) (a company in the development stage) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ deficiency and cash flows for the years then ended and for the period from December 30, 2008 (inception) to December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stem Cell Assurance, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended and for the period from December 30, 2008 (inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully discussed in Note 2 to the consolidated financial statements, the Company is in the development stage, has incurred net losses since inception and needs to raise additional funds to meet its obligations and sustain its operations.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP
New York, NY
May 11, 2011
3 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)

Consolidated Balance Sheets
	December 31,
	2010	2009
Assets:
Current assets:
Cash	$18,074	$42
Other current assets	-	5,950

Total current assets	18,074	5,992

Property and equipment, net	446,756	93,676

Intangible assets	3,676	275

Total assets	$468,506	$99,943

Liabilities and Stockholders’ Deficiency:
Current liabilities:
Accounts payable	$160,187	$18,269
Accrued expenses and other current liabilities	341,618	16,610
Notes payable, net of debt discount of $19,476 and $162,235 at December 31, 2010 and 2009, respectively	514,047	116,151
Total current liabilities	1,015,852	151,030

Notes payable, less current maturities	196,876	-

Total liabilities	$1,212,728	$151,030

Commitments and Contingencies (Note 8)

Stockholders' deficiency:

Preferred stock, $0.01 par value;
Authorized, 1,000,000 shares; none issued
and outstanding at December 31, 2010 and 2009	-	-

Common stock, $0.001 par value;
Authorized, 800,000,000 and 500,000,000 shares at December 31, 2010 and 2009, respectively; Issued and outstanding, 461,148,534 and 410,260,500 shares at December 31, 2010 and 2009, respectively	461,149	410,261

Additional paid in capital	2,270,219	1,255,414
Shares issuable	6,971	-
Due from lender	-	(530,000)
Deficit accumulated during development stage	(3,450,561)	(1,186,762)
Treasury stock, at cost, 27,931,034 and -0- shares at December 31, 2010 and 2009, respectively	(32,000)	-

Total stockholders' deficiency	(744,222)	(51,087)
Total liabilities and stockholders' deficiency	$468,506	$99,943
The accompanying notes are an integral part of the consolidated financial statements.

4 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)

Consolidated Statements of Operations

	Period from December 30, 2008 (Inception) to December 31, 2010	Year Ended December 31, 2010	Year Ended December 31, 2009

Revenue	$-	$-	$-

Operating expenses:
Marketing and promotion	204,122	124,850	79,272
Payroll and benefits	918,574	918,574	-
Consulting expenses	1,380,034	523,749	856,285
General and administrative	718,818	490,544	228,274
Research and development	11,620	11,620	-
Total operating expenses	3,233,168	2,069,337	1,163,831

Operating Loss	(3,233,168)	(2,069,337)	(1,163,831)

Other Income (Expense)
Other income	11,457	11,432	25
Interest expense	(239,214)	(205,894)	(33,320)
Total Other Income (Expense)	(227,757)	(194,462)	(33,295)

Net loss	$(3,460,925)	$(2,263,799)	$(1,197,126)
Net loss per share – Basic and Diluted	-	$(0.00)	$(0.00)

Weighted average number of shares of common stock outstanding-Basic and Diluted	-	470,404,418	357,687,970
The accompanying notes are an integral part of the consolidated financial statements.

5 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Changes in Stockholders' Deficiency For the period December 30, 2008 (Inception) to December 31, 2010
						Deficit
						Accumulated
			Additional			During
	Common Stock		Paid in	Shares	Due From	Development	Treasury Stock
	Shares	Amount	Capital	Issuable	Lender	Stage	Shares	Amount	Total
Balance of December 30, 2008 (Inception)	301,999,999	$302,000	$(302,000)	$-	$-	$-	-	$-	$-
Net loss for the period ended December 31, 2008	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2008	301,999,999	302,000	(302,000)	-	-	-	-	-	-

Recapitalization of accumulated deficit of Stem Cell Assurance, LLC at time of formation	-	-	(10,364)	-	-	10,364	-	-	-

Shares issued pursuant to reverse recapitalization - April 17, 2009 (at $0.001)	40,403,621	40,404	(40,404)	-	-	-	-	-	-

Shares issued in connection with reverse recapitalization - April 17, 2009 (at $0.001)	60,000,000	60,000	(60,000)	-	-	-	-	-	-

Shares issued pursuant to reverse recapitalization and subsequently cancelled - May 2009 (at $0.001)	(8,275,862)	(8,276)	8,276	-	-	-	-	-	-

Shares issued for consulting services - May 1, 2009 (at $0.035)	10,000,000	10,000	341,000	-	-	-	-	-	351,000

Shares issued for cash - May 1, 2009 (at $0.035)	360,000	360	12,140	-	-	-	-	-	12,500

Shares issued for consulting services - May 1, 2009 (at $0.035)	2,283,000	2,283	77,850	-	-	-	-	-	80,133

Shares issued pursuant to reverse recapitalization and subsequently cancelled - May 15, 2009 (at $0.001)	(4,137,931)	(4,138)	4,138	-	-	-	-	-	-

Shares issued for consulting services - May 15, 2009 (at $0.035)	250,000	250	8,525	-	-	-	-	-	8,775

Shares issued for consulting services - May 26, 2009 (at $0.035)	1,325,000	1,325	45,183	-	-	-	-	-	46,508
Subtotal	404,207,827	$404,208	$84,344	$-	$-	$10,364	-	$-	$498,916
The accompanying notes are an integral part of the consolidated financial statements.

6 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Changes in Stockholders' Deficiency For the period December 30, 2008 (Inception) to December 31, 2010 (continued)
						Deficit
						Accumulated
			Additional			During
	Common Stock		Paid in	Shares	Due From	Development	Treasury Stock
	Shares	Amount	Capital	Issuable	Lender	Stage	Shares	Amount	Total
Carried Forward	404,207,827	$404,208	$84,344	$-	$-	$10,364	-	$-	$498,916

Shares issued for cash - May 26, 2009 (at $0.10)	10,000	10	990	-	-	-	-	-	1,000

Shares cancelled - June 1, 2009 (at $0.035)	(10,000,000)	(10,000)	(341,000)	-	-	-	-	-	(351,000)

Shares issued for cash - June 19, 2009 (at $0.033)	200,000	200	6,300	-	-	-	-	-	6,500

Shares issued for consulting services - June 22, 2009 (at $0.035)	250,000	250	8,525	-	-	-	-	-	8,775

Shares issued pursuant to reverse recapitalization and subsequently cancelled - June 22, 2009 (at $0.001)	(2,068,966)	(2,069)	2,069	-	-	-	-	-	-

Shares issued as debt discount in connection with notes payable - August 5, 2009 (at $0.007)	5,000,000	5,000	31,301	-	-	-	-	-	36,301

Shares issued for consulting services - August 5, 2009 (at $0.0265)	12,103,448	12,103	308,638	-	-	-	-	-	320,741

Shares issued for consulting services - August 5, 2009 (at $0.027)	562,500	563	14,344	-	-	-	-	-	14,907

Shares issued pursuant to reverse recapitalization and retired - September 9, 2009 (at $0.001)	(71,379,309)	(71,379)	71,379	-	-	-	-	-	-

Shares issued for cash - September 10, 2009 (at $0.013)	375,000	375	4,625	-	-	-	-	-	5,000

Shares issued for consulting services - September 10, 2009 (at $0.027)	1,000,000	1,000	25,500	-	-	-	-	-	26,500

Shares issued as debt discount in connection with notes payable - October 5, 2009 (at $0.004)	5,000,000	5,000	16,032	-	-	-	-	-	21,032
Subtotal	345,260,500	$345,261	$233,047	$-	$-	$10,364	-	$-	$588,672
The accompanying notes are an integral part of the consolidated financial statements.

7 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Changes in Stockholders' Deficiency For the period December 30, 2008 (Inception) to December 31, 2010 (continued)
						Deficit
						Accumulated
			Additional			During
	Common Stock		Paid in	Shares	Due From	Development	Treasury Stock
	Shares	Amount	Capital	Issuable	Lender	Stage	Shares	Amount	Total
Carried Forward	345,260,500	$345,261	$233,047	$-	$-	$10,364	-	$-	$588,672

Shares issued for consulting services - November 1, 2009 (at $0.027)	2,000,000	2,000	51,000	-	-	-	-	-	53,000

Shares issued as debt discount in connection with notes payable - November 5, 2009 (at $0.027)	5,000,000	5,000	-	-	-	-	-	-	5,000

Shares issued as debt discount in connection with notes payable - November 23, 2009 (at $0.003)	6,500,000	6,500	15,331	-	-	-	-	-	21,831

Shares issued as debt discount with connection with notes payable - December 8, 2009 (at $0.003)	9,000,000	9,000	21,520	-	-	-	-	-	30,520

Shares issued in connection with debt financings and credit facilitations - December 14, 2009 (at $0.003)	2,500,000	2,500	6,189	-	-	-	-	-	8,689

Shares issued as debt discount in connection with notes payable - December 15, 2009 (at $0.003)	8,000,000	8,000	59,949	-	-	-	-	-	67,949

Shares held as collateral in connection with note payable - December 15, 2009 (at $0.027)	20,000,000	20,000	510,000	-	(530,000)	-	-	-	-

Shares issued for consulting services - December 16, 2009 (at $0.027)	12,000,000	12,000	306,000	-	-	-	-	-	318,000

Warrants granted in connection with consulting services - August 6, 2009 (at $0.01)	-	-	52,379	-	-	-	-	-	52,379

Net loss for the year ended December 31, 2009	-	-	-	-	-	(1,197,126)	-	-	(1,197,126)
Balance as of December 31, 2009	410,260,500	$410,261	$1,255,414	$-	$(530,000)	$(1,186,762)	-	$-	$(51,087)
The accompanying notes are an integral part of the consolidated financial statements.

8 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Changes in Stockholders' Deficiency For the period December 30, 2008 (Inception) to December 31, 2010 (continued)
						Deficit
						Accumulated
			Additional		Due	During
	Common Stock		Paid in	Shares	From	Development	Treasury Stock
	Shares	Amount	Capital	Issuable	Lender	Stage	Shares	Amount	Total
Balance as of December 31, 2009	410,260,500	$410,261	$1,255,414	$-	$(530,000)	$(1,186,762)	-	$-	$(51,087)

Shares issued for consulting services - January 4, 2010 (at $0.0067)	5,000,000	5,000	28,500	-	-	-	-	-	33,500

Shares issued for cash - February 16, 2010 (at $0.004)	26,000,000	26,000	89,700	-	-	-	-	-	115,700

Shares issued for cash - February 16, 2010 (at $0.003)	12,000,000	12,000	23,600	-	-	-	-	-	35,600

Shares issued for cash - February 16, 2010 (at $0.01)	25,000,000	25,000	225,000	-	-	-	-	-	250,000

Shares issued for consulting services - February 16, 2010 (at $0.007)	10,500,000	10,500	59,850	-	-	-	-	-	70,350

Shares held as collateral returned - February 16, 2010 (at $0.027)	(20,000,000)	(20,000)	(510,000)	-	530,000	-	-	-	-

Shares issued for cash - April 9, 2010 (at $0.01)	2,500,000	2,500	22,500	-	-	-	-	-	25,000

Shares issued for cash - May 28, 2010 (at $0.01)	2,250,000	2,250	20,250	-	-	-	-	-	22,500

Shares issued for services - June 1, 2010 (at $0.007)	500,000	500	3,100	-	-	-	-	-	3,600

Shares issued for cash - June 1, 2010 (at $0.025)	500,000	500	12,000	-	-	-	-	-	12,500

Shares issued for cash – June 21, 2010 (at $0.01)	4,000,000	4,000	36,000	-	-	-	-	-	40,000
Subtotal	478,510,500	$478,511	$1,265,914	$-	$-	$(1,186,762)	-	$-	$557,663
The accompanying notes are an integral part of the consolidated financial statements.

9 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Changes in Stockholders' Deficiency For the period December 30, 2008 (Inception) to December 31, 2010 (continued)
						Deficit
						Accumulated
			Additional		Due	During
	Common Stock		Paid in	Shares	From	Development	Treasury Stock
	Shares	Amount	Capital	Issuable	Lender	Stage	Shares	Amount	Total
Carried Forward	478,510,500	$478,511	$1,265,914	$-	$-	$(1,186,762)	-	$-	$557,663

Shares issued for cash - July 29, 2010 (at $0.01)	4,000,000	4,000	36,000	-	-	-	-	-	40,000

Shares issued for director services - August 10, 2010 (at $0.007)	2,000,000	2,000	12,600	-	-	-	-	-	14,600

Shares issued for consulting services - August 25, 2010 (at $0.007)	24,937,500	24,938	157,106	-	-	-	-	-	182,044

Purchase of treasury shares - August 25, 2010 (at $0.002)	-	-	-	-	-	-	(12,413,793)	(22,000)	(22,000)

Purchase of treasury shares - October 11, 2010 (at $0.001)	-	-	-	-	-	-	(15,517,241)	(10,000)	(10,000)

Shares issued for cash – October 12, 2010 (at $0.02)	6,250,000	6,250	118,750	-	-	-	-	-	125,000

Shares issued pursuant to reverse recapitalization and retired – October 13, 2010 (at $0.001)	(60,332,799)	(60,333)	60,333	-	-	-	-	-	-

Shares issued for consulting services - October 13, 2010 (at $0.008)	500,000	500	3,550	-	-	-	-	-	4,050

Shares issued for consulting services - October 13, 2010 (at $0.008)	333,333	333	2,433	-	-	-	-	-	2,766

Subtotal	456,198,534	$456,199	$1,656,686	$-	$-	$(1,186,762)	(27,931,034)	$(32,000)	$894,124
The accompanying notes are an integral part of the consolidated financial statements.

10| Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Changes in Stockholders' Deficiency For the period December 30, 2008 (Inception) to December 31, 2010 (continued)
						Deficit
						Accumulated
			Additional		Due	During
	Common Stock		Paid in	Shares	From	Development	Treasury Stock
	Shares	Amount	Capital	Issuable	Lender	Stage	Shares	Amount	Total
Carried Forward	456,198,534	$456,199	$1,656,686	$-	$-	$(1,186,762)	(27,931,034)	$(32,000)	$894,124

Shares issued for consulting services – November 3, 2010 (at $0.008)	125,000	125	888	-	-	-	-	-	1,013

Shares issued as debt discount in connection with notes payable - November 8, 2010 (at $0.007)	2,700,000	2,700	16,121	-	-	-	-	-	18,821

Shares issue as debt discount in connection with notes payable - November 8, 2010 (at $0.007)	1,000,000	1,000	5,118	-	-	-	-	-	6,118

Shares issued in connection with the exercise of warrants - December 3, 2010 (at $0.015)	125,000	125	1,750	-	-	-	-	-	1,875

Shares issued as debt discount in connection with notes payable - December 14, 2010 (at $0.007)	1,000,000	1,000	5,971	-	-	-	-	-	6,971

Shares issuable as debt discount in connection with notes payable - December 31, 2010 (at $0.007)	-	-	-	6,971	-	-	-	-	6,971

Stock-based compensation expense	-	-	583,685	-	-	-	-	-	583,685

Net loss for the year ended December 31, 2010	-	-	-	-	-	(2,263,799)	-	-	(2,263,799)

Balance as of December 31, 2010	461,148,534	$461,149	$2,270,219	$6,971	$-	$(3,450,561)	(27,931,034)	$(32,000)	$(744,222)
The accompanying notes are an integral part of the consolidated financial statements.

11 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Cash Flows
	Period from December 30, 2008 (Inception) to December 31, 2010	Year Ended December 31, 2010	Year Ended December 31, 2009
Cash flows from operating activities:
Net loss	$(3,460,925)	$(2,263,799)	$(1,197,126)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Amortization of debt discount	210,727	181,739	28,988
Depreciation	54,770	48,358	6,412
Stock-based compensation	1,825,325	895,608	929,717
Changes in operating assets and liabilities:
Accounts payable	100,187	81,918	18,269
Accrued expenses and other current liabilities	337,618	321,008	16,610
Other current assets	-	5,950	(5,950)
Net cash used in operating activities	(932,298)	(729,218)	(203,080)

Cash flows from investing activities:
Purchase of property and equipment	(145,471)	(45,383)	(100,088)
Acquisition of intangible assets	(3,676)	(3,401)	(275)
Net cash used in investing activities	(149,147)	(48,784)	(100,363)

Cash flows from financing activities:
Proceeds from notes payable	611,139	332,654	278,485
Repayment of loans payable	(176,795)	(176,795)	-
Sale of common stock for cash	691,300	666,300	25,000
Proceeds from exercise of warrants	1,875	1,875	-
Repurchase of common stock	(28,000)	(28,000)	-
Net cash provided by financing activities	1,099,519	796,034	303,485

Net increase in cash	18,074	18,032	42
Cash, beginning of the period	-	42	-
Cash, end of the period	$18,074	$18,074	$42

Supplemental disclosure of cash flow information:
Interest paid	$16,847	$16,847	$-
Taxes paid	$-	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

12 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Consolidated Statements of Cash Flows (continued)
	Period from December 30, 2008 (Inception) to December 31, 2010	Year Ended December 31, 2010	Year Ended December 31, 2009
Supplementary disclosure of non-cash investing and financing activities:
Shares issued as debt discount in connection with notes payable	$223,232	$31,910	$191,322
Shares (returned) issued as collateral in connection with notes payable	$-	$(530,000)	$530,000
Shares issued in connection with reverse recapitalization	$362,000	$-	$362,000
Shares issued pursuant to reverse recapitalization and subsequently cancelled	$146,195	$60,333	$85,862
Shares issuable as debt discount in connection with note payable	$6,971	$6,971	$-
Purchase of property and equipment for note payable	$291,055	$291,055	$-
Purchase of property and equipment for account payable	$60,000	$60,000	$-
Accrued payable for treasury shares repurchased	$7,000	$7,000	$-

The accompanying notes are an integral part of the consolidated financial statements.

13 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

1.	Business Organization and Nature of Operations

On April 17, 2009, Stem Cell Assurance, LLC (“SCA, LLC”) completed a transaction with Traxxec, Inc. (“Traxxec”), a company incorporated on June 13, 1997 under the laws of the state of Nevada under the name “Columbia River Resources Inc.”  Pursuant to the agreement, SCA, LLC was converted into Traxxec, Inc. and the former members of SCA, LLC were issued approximately 302,000,000 shares, or approximately 75% of the outstanding shares of common stock of Traxxec, Inc.  In addition, on April 17, 2009, pursuant to the agreement, an additional 60,000,000 shares were issued to a shareholder of Traxxec.  Traxxec was a non-operating shell company, was authorized to issue 1,000,000 shares of preferred stock and 500,000,000 shares of common stock.  On the date of the transaction, Traxxec had 0 shares of preferred stock and 40,403,621 shares of common stock issued and outstanding.  The transaction was accounted for as a reverse recapitalization, whereby SCA, LLC is deemed to be the acquirer for accounting purposes.  The net assets received in the transaction were recorded at historical costs.  On August 17, 2009, Traxxec, Inc. changed its name to Stem Cell Assurance, Inc. (the “Company”).  The consolidated financial statements set forth in this report for all periods prior to the reverse recapitalization are the historical financial statements of SCA, LLC and have been retroactively restated to give effect to the transaction.  The operations of SCA, LLC from December 30, 2008 (inception) to the date of the transaction have been included in operations.

The Company has been presented as a "development stage enterprise”. The Company’s primary activities since inception have been the research and development of its business plan, negotiating strategic alliances and other agreements, and raising capital.  The Company has not commenced its principal operations, nor has it generated any revenues from its operations.

The Company intends to enter into the biological product tool market by developing a product portfolio targeted to meet the demands of the large pharmaceutical companies’ drug discovery and development platforms.  The Company currently is developing an infrastructure to establish a laboratory capable of producing a wide range of biological tools.

The Company intends to use cell and tissue regenerative therapy protocols, primarily involving a patient’s own (autologous) adult stem cells (non-embryonic), to allow patients to undergo cellular-based treatments. As more and more cellular therapies become standard of care, the Company intends to incorporate adult stem cell collection and storage services for future personal medical applications.  The Company also operates a wholly-owned subsidiary, Stem Cellutrition™, LLC, which plans to offer and sell facial creams and products, and Lipo Rejuvenation Centers, Inc, which is inactive.

14 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

2.	Going Concern and Management Plans

The Company's primary source of operating funds since inception has been its stockholders and note financings.  The Company intends to raise additional capital through private debt and equity investors. The Company is currently a development stage enterprise and there is no assurance that these funds will be sufficient to enable the Company to fully complete its development activities or attain profitable operations.

As of December 31, 2010, the Company had a working capital deficiency and a stockholders’ deficiency of $997,778 and $744,222, respectively.  The Company has not generated any revenues and incurred net losses of $3,460,925 during the period from December 30, 2008 (Inception) through December 31, 2010.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business.  The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Subsequent to December 31, 2010, the Company secured additional debt financing of $1,437,500.  See Note 11.

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Stem Cellutrition, LLC and Lipo Rejuvenation Center, Inc.  All significant intercompany  transactions have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at dates of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from these estimates. The Company’s significant estimates and assumptions include depreciation and the fair value of the Company’s stock, stock-based compensation, debt discount and deferred tax assets, including a valuation allowance.

15 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

Concentrations of Credit Risk

The Company maintains deposits in a financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”). At various times, the Company has deposits in this financial institution in excess of the amount insured by the FDIC.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2010 and 2009, the Company does not have any cash equivalents.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation which is recorded using the straight line method at rates sufficient to charge the cost of depreciable assets to operations over their estimated useful lives, which range from 3 to 5 years.  Maintenance and repairs are charged to operations as incurred.

Intangible Assets

Intangible assets are comprised of trademarks. Once placed into service, the Company amortizes the cost of the intangible assets over their useful lives, which is estimated to be 10 years, on a straight line basis.

Advertising

Advertising costs are charged to operations as incurred. For the years ended December 31, 2010 and December 31, 2009, the Company incurred advertising costs of $124,850 and $78,272, respectively.  For the period from December 30, 2008 (Inception) to December 31, 2010, the Company’s total advertising expense amounted to $204,122.

Research and Development

Research and development expenses are charged to operations as incurred.  For the years ended December 31, 2010 and December 31, 2009, the Company incurred research and development expenses of $11,620 and $0, respectively.  For the period from December 30, 2008 (inception) to December 31, 2010, the Company’s total research and development expenses amounted to $11,620.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of such assets and liabilities.

16 | Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

The Company adopted the provisions of ASC Topic 740-10, which prescribes a recognition threshold and measurement process for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also prescribes direction on derecognition, classification, interest and payables accounting in interim financial statements and related disclosures.  The adoption of ASC Topic 740-10 did not have a material impact on the Company’s consolidated financial statements.

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements for the years ended December 31, 2010 and 2009.

Net Loss Per Share

Basic earnings (loss) per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants.

The Company’s issued and outstanding common shares as of December 31, 2010 and 2009 do not include the underlying shares issuable upon the exercise of the 72,000,000 options and 2,000,000 warrants as of December 31, 2010 and 2,000,000 warrants as of December 31, 2009 with an exercise price of $0.01 or less.  See Note 10.  In accordance with ASC 260, the Company has given effect to the issuance of these options and warrants in computing basic and diluted net loss per share.

Stock-Based Compensation

The Company accounts for equity instruments to non-employees in accordance with accounting guidance which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date the services are performed. Stock-based compensation is reflected in general and administrative expenses for all periods presented.

The Company accounts for equity instruments issued to employees in accordance with accounting guidance that requires awards are recorded at their fair value on the date of grant and are amortized over the vesting period of the award. The Company recognizes compensation costs over the requisite service period of the award, which is generally the vesting term of the options associated with the underlying employment agreement, if applicable.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

Impairment of Long-lived Assets

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  The Company has not identified any such impairment losses.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts of our short term credit obligations approximate fair value because the effective yields on these obligations, which include contractual interest rates taken together with other features such as concurrent issuance of warrants and/or embedded conversion options, are comparable to rates of returns for instruments of similar credit risk.

The Company measures the fair value of financial assets and liabilities based on the guidance of ASC 820 “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

No such items existed as of December 31, 2010 or 2009.

Recent Accounting Pronouncements

In January 2010, the FASB issued guidance requiring new disclosures and clarifying existing disclosure requirements about fair value measurement. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting.  Specifically, the amendments now require a reporting entity to:

 18| Page

STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

•     Disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

•     Present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs.

In addition, the guidance clarifies the requirements of the following disclosures:

 •     For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•     A reporting entity is to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted.  The Company adopted the revised disclosure guidance in the first quarter of 2009 and the adoption did not have a material impact on the Company’s consolidated financial statements as of and for the years ended December 31, 2010 and 2009.

In February 2010, the FASB issued an update which amends the subsequent events disclosure guidance.  The amendments include a definition of an SEC filer, requires an SEC filer to evaluate subsequent events through the date the financial statements are issued, and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated.  This guidance was effective upon issuance for the Company.

The Company does not believe that there are any other new accounting pronouncements that the Company is required to adopt that are likely to have a material effect on the Company’s consolidated financial statements upon adoption.

Subsequent Events

Management has evaluated subsequent events to determine whether events or transactions occurring through May 11, 2011, the date on which the financial statements were available to be issued, will require potential adjustment to or disclosure in the Company’s financial statements.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

4.	Property and Equipment

Property and Equipment include the following:

	December 31, 2010	December 31, 2009

Office equipment	$7,487	$1,147
Medical equipment	474,356	95,241
Furniture and fixtures	7,142	3,700
Computer software and equipment	12,541	-
	501,526	100,088
Less: accumulated depreciation	(54,770)	(6,412)
Property and Equipment, net	$446,756	$93,676

Depreciation expense amounted to $48,358 and $6,412 for the years ended December 31, 2010 and 2009, respectively. Depreciation expense for the period from December 30, 2008 (inception) to December 31, 2010 was $54,770.

5.	Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities are comprised of the following:

	December 31, 2010	December 31, 2009

Accrued loan interest	$11,116	$4,504
Credit card payable	20,132	8,106
Accrued payroll and severance	215,833	-
Accrued payroll taxes	14,537	-
Other accrued expenses	80,000	4,000
Total	$341,618	$16,610

6.	Notes Payable

During the years ended December 31, 2010 and 2009, the Company issued certain notes payable aggregating $332,654 and $278,485, respectively.  The notes bear interest between 0% and 15% per annum (weighted average interest rate of 11.75%) and are due on various dates through November 2011.  Certain of the notes payable agreements were non-interest bearing.  The Company calculated the imputed interest associated with non-interest bearing notes and the resulting expense was deemed de minimus to the financial statements for the years ended December 31, 2010 and 2009.  In connection with the notes payable, the Company also issued 4,700,000 and 41,000,000 common shares to certain lenders during 2010 and 2009, respectively. The relative fair value of the shares issued was $31,910 and $191,322, respectively, and has been recognized as a debt discount on the dates that the respective notes were issued.  Such amount is being amortized to interest expense over the terms of the respective notes.  During the years ended December 31, 2010 and 2009, the Company recognized $181,739 and $28,988 in amortization of the deferred debt discount, respectively.  Aggregate amortization of debt discount from December 30, 2008 (inception) through December 31, 2010 was $210,727.  As of December 31, 2010, the Company has included $6,971 of the debt discount as shares issuable as the note payable agreement was made but the 1,000,000 shares were not issued until subsequent to year end.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

During the year ended December 31, 2010, the Company purchased certain property and equipment with a value of $304,055.  In February 2011, the Company renegotiated the terms of the payable with the vendor and entered into a promissory note for the balance due as of December 31, 2010 of $291,055.  In accordance with ASC 470, the Company reclassified a portion of this payable to long-term on the balance sheet as of December 31, 2010, since the event occurred after the balance sheet date, but before the financial statements were issued.  The promissory note calls for monthly installments of $8,094, including an effective interest rate of 6%.  The note matures on February 1, 2014 and is collateralized by the equipment purchased.

Maturities of the Company’s notes payable at December 31, 2010 are as follows:

For the Years Ending December 31,	Amount
2011	$533,523
2012	87,700
2013	93,109
2014	16,067
Total	$730,399

7.	Income Taxes

The tax effects of temporary differences that give rise to deferred tax assets are presented below:

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

	For the Years Ended
	December 31,
	2010	2009
Deferred Tax Assets:
Net operating loss carryforward	$1,140,069	$466,355
Non-deductible stock-based compensation	221,800	-
Non-deductible accrued bonus	17,100	-
Non-deductible severance costs	45,600	-
Charitable contribution carryforward	133	133
Total deferred tax assets	1,424,702	466,488

Deferred Tax Liabilities:
Fixed asset depreciation	(148,065)	(16,916)
Total deferred tax liabilities	(148,065)	(16,916)

Total deferred tax asset	1,276,637	449,572

Valuation allowance	(1,276,637)	(449,572)

Deferred tax asset, net of valuation allowance	$-	$-

Changes in valuation allowance	$827,065	$-

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2010	2009

Tax benefit at federal statutory rate	(34)%	(34)%
State income taxes, net of federal tax benefit	(4)%	(4)%
Permanent differences	-	-
Change in valuation allowance	38%	38%
Effective income tax rate	-	-

The Company assesses the likelihood that deferred tax assets will be realized. To the extent that realization is not likely, a valuation allowance is established.  Based upon the Company’s history of losses since inception, management believes that it is more likely than not that future benefits of deferred tax assets will not be realized.  The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date.

At December 31, 2010 and 2009, the Company had approximately $3,000,000 and $1,227,000, respectively, of federal and state net operating losses that may be available to offset future taxable income. The net operating loss carry forwards, if not utilized, will expire from 2029 to 2030 for federal purposes.  In accordance with Section 382 of the Internal Revenue Code, the usage of the Company’s net operating loss carry forward is deemed to be limited due to the of a change in ownership in April 2009.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. No interest or penalties have been recognized as of December 31, 2010 and 2009.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Florida, and is subject to examination by the various taxing authorities.  The Company’s federal and state income tax returns for the tax years after 2009 remain subject to examination.

8.	Commitments and Contingencies

Operating lease

The Company leases office space in Boca Raton, Florida under a month to month operating lease.  See Note 11.

Rent expense amounted to $29,000 and $18,000 for the years ended December 31, 2010 and 2009, respectively.  Rent expense for the period from December 30, 2008 (inception) to December 31, 2010 was $47,000.

Letters of Credit

The Company has purchased certain equipment from suppliers by means of letters of credit. As of December 31, 2010 and 2009, there were no outstanding balances for these letters of credit.

Pursuant to a Credit Support, Security and Registration Rights Agreement, dated as of August 17, 2010, between the Company and Quick Capital of L.I. Corp. (“Quick Capital”), and in connection with issuances of certain letters of credit with regard to purchases of equipment by the Company, the Company issued to Quick Capital 24,937,500 shares of common stock valued at $182,044 for their consulting services.  See Note 11.

Litigations, Claims and Assessments

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.  See Note 11.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

Employment Agreements/Consulting Agreements

Chief Executive Officer

Effective October 4, 2010, the Company entered into an employment agreement with its Chief Executive Officer.  The employment agreement provided for an initial term of three years.  The employment agreement provides for minimum compensation of $360,000 during the initial year, $480,000 during the second year and $600,000 during the third year.  In the event the term of the employment agreement is extended beyond the initial term, the base salary payable shall be increased by 20% per annum. The agreement also includes certain severance provisions.

Pursuant to the employment agreement, the Chief Executive Officer is entitled to an annual bonus in an amount equal to 50% of his then current salary. The bonus shall be payable in quarterly installments, commencing on the three month anniversary of the commencement of the employment agreement and continuing on each three month anniversary and shall not be subject to any condition.

Vice President of Operations

Effective December 1, 2010, the Company entered into an employment agreement with its Vice President of Operations.  Pursuant to the employment agreement, the Vice President of Operations is entitled to receive $75,000 per annum (subject to increase to $90,000 per annum effective upon her relocation to the Company’s Jupiter, Florida offices; such relocation occurred as of February 1, 2011).  The agreement also provides for certain severance provisions.

Consulting/Employment Agreement

Pursuant to a consulting/employment entered into as of September 23, 2009, the Company retained an individual to serve as Acting Director of Medical Alliances.  The agreement provides for an initial three year term and a compensation of $52,000 per annum.  In addition, the individual was issued 5,000,000 shares of common stock valued at $5,000.

Termination Agreement

On December 15, 2010 the Company entered into a termination/severance agreement with its former President (the “Executive”). The Company agreed to pay the Executive, as severance, the aggregate amount of $120,000 payable over a two year period. Such amount has been included in accrued expenses and other current liabilities as of December 31, 2010.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

9.	Stockholders’ Deficiency

Authorized Capital

The Company is authorized to issue from 800,000,000 shares (increased from 500,000,000 shares on December 7, 2010) of common stock, $0.001 par value, and 1,000,000 shares of preferred stock, $0.01 par value. The holders of the Company’s common stock are entitled to one vote per share.  Subject to the rights of holders of preferred stock, if any, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Subject to the rights of holders of preferred stock, if any, upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets of the Company that are legally available for distribution.

Common Stock

The Company issued for consulting services 31,773,998 shares of common stock valued at $877,338 in 2009 and 43,895,833 shares of common stock valued at $311,923 in 2010.  The fair market value of such instruments was calculated on the date of issuance.  See Note 10.

The Company sold 945,000 shares for an aggregate price of $25,000 in 2009 and 82,500,000 shares for an aggregate price of $666,300 in 2010.

In 2010, warrants were exercised for the purchase of 125,000 shares at an aggregate exercise price of $1,875.

Stockholders cancelled an aggregate of 85,862,068 shares in 2009 and 60,332,799 shares in 2010.  On December 15, 2010, the Company agreed to reissue 12,576,811 shares back to its former President.  These shares were issued to the Company’s former President on January 12, 2011.

The Company repurchased 15,517,241 shares from stockholders for an aggregate purchase price of $10,000 in 2010.

On November 8, 2010, the Company entered into a Settlement Agreement with Gene Thomas Jr.  The Company had agreed to purchase from Mr. Thomas 12,413,792 shares of Company stock for the total sum of $22,000 for the purpose of retirement to Treasury.  Pursuant to the settlement agreement, the Company and Mr. Thomas agreed to three installment payments of $8,000, $7,000 and $7,000 payable in November and December 2010 and January 2011, respectively.  Of this amount, $7,000 has been recorded as a current liability as of December 31, 2010 and was paid subsequent to December 31, 2010.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

During the year ended December 31, 2009, the Company issued 20,000,000 shares of common stock to a lender valued at $530,000 as collateral for certain loans.  These shares were returned to the Company in February 2010.

10.	Stock-Based Compensation

Stock Options

On November 17, 2010, the Board of Directors of the Company adopted the 2010 Equity Participation Plan (the “Plan”).  Pursuant to the Plan, up to 100,000,000 shares of common stock may be issued to the Company’s employees, non-employee directors, consultants and advisors.  Stockholder approval of the Plan was obtained effective as of December 15, 2010.

On December 15, 2010, pursuant to the Plan, the Company granted to its officers, directors and employees, options for the purchase of an aggregate of 22,000,000 shares of its common stock at an exercise price of $0.01 per share, valued at $174,243.  The options vested immediately and are exercisable for a period of ten years from the date of grant.

On December 23, 2010, pursuant to the Plan and in connection with the employment agreement discussed in Note 8, the Company granted to its Chief Executive Officer options for the purchase of 50,000,000 shares of its common stock at an exercise price of $0.001 per share, valued at $409,441. The options vested immediately and are exercisable for a period of ten years from the date of grant.

Stock option amortization expense for employees and directors was $583,685 and $0 for the years ended December 31, 2010 and 2009, respectively, and $583,685 from December 30, 2008 (inception) to December 31, 2010.

The fair value of each option granted during the year ended December 31, 2010 was estimated on the date of grant using the Black-Scholes model.

The following assumptions were used to compute the grant date value of the options granted during the years ended December 31, 2010 and 2009:

	2010	2009
Dividend Yield	0%	-
Expected Volatility	207%	-
Risk-free interest rate	1.93%	-
Expected lives	5.0 years	-

Since the Company’s shares are not currently publicly traded, the fair value of the Company’s equity instruments was estimated using a share price derived from the quarterly rolling weighted average cash price paid to the Company for recent purchases of shares of common stock.  The expected life of options granted during the year ended December 31, 2010 was calculated using the simplified method set out in SEC Staff Accounting Bulletin No. 107, as amended by No. 110, using the vesting term set forth in the option agreements and the expected contractual term of 10 years. The simplified method defines the expected life as the average of the contractual term and the vesting period.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

The weighted average fair value of the options on the date of grant, using the fair value based methodology, for the year ended December 31, 2010 was $0.0081.

Because the Company’s employee stock options have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The fair value of stock-based payment awards was estimated using the Black-Scholes option pricing model using a volatility figure derived from an index of comparable entities.  Management will review this assumption as the Company’s trading history becomes a better indicator of value.

A summary of the status of the Company’s stock options and the changes during the years ended December 31, 2010 and 2009 are presented in the tables below:

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms	Aggregate Intrinsic Value
Options outstanding at January 1, 2009	-	-	-	-

Granted	-	-
Expired	-	-
Cancelled	-	-
Exercised	-	-

Options outstanding at December 31, 2009	-	-	-	-

Granted	72,000,000	$0.004
Expired	-	-
Cancelled	-	-
Exercised	-	$-

Options outstanding at December 31, 2010	72,000,000	$0.004	9.98	$365,000

Option exercisable at December 31, 2010	72,000,000	$0.004	9.98	$365,000

Number Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
50,000,000	9.99	$0.001	50,000,000	$0.001
22,000,000	9.96	$0.01	22,000,000	$0.01

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

Warrants

On August 5, 2009, the Company issued warrants to two consultants for the purchase of an aggregate of 2,000,000 shares of the Company’s common stock, valued at $52,379.  The warrants vested immediately, expire on August 5, 2014 and have an exercise price of $0.01 per share.

On August 12, 2010, the Company issued warrants to a consultant for the purchase of 125,000 shares of the Company’s common stock, valued at $808. The warrants vested immediately, expire on August 12, 2013 and have an exercise price of $0.015 per share. The warrants were exercised during the year ended December 31, 2010.

Equity instruments issued to non-employees are recorded at their fair value at grant date.  Stock-based compensation for non-employees was $808 and $52,378 for the years ended December 31, 2010 and 2009, respectively, and $53,186 from December 30, 2008 (inception) to December 31, 2010.

The fair value of each warrant granted during the years ended December 31, 2010 and 2009 was estimated on the date of grant using the Black-Scholes model.

The following assumptions were used to compute the grant date value of the warrants granted during the years ended December 31, 2010 and 2009:

	2010	2009
Dividend yield	0%	0%
Expected volatility	207%	207%
Risk-free interest rate	1.21%	2.2%
Expected lives	3.0 yrs.	3.0 yrs.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Warrants outstanding at January 1, 2009	-	-	-	-

Granted	2,000,000	$0.01
Expired	-	-
Exercised	-	-

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

Warrants outstanding at December 31, 2009	2,000,000	$0.01	4.60	$-

Granted	125,000	$0.015
Expired	-	-
Exercised	(125,000)	$0.015

Warrants outstanding at December 31, 2010	2,000,000	$0.01	3.60	$-

11. Subsequent Events

Stem Cell Cayman, Ltd.

On February 1, 2011, the Company formed Stem Cell Cayman, Ltd. as a wholly-owned subsidiary in the Cayman Islands.

Note Financing

During the first quarter of 2011, the Company and its wholly-owned subsidiary, Stem Cell Cayman Ltd., obtained debt financing in the aggregate amount of $1,437,500, of which $12,500 has been repaid.  The remaining debt is repayable three months from the date of issuance of the respective notes; however, the Company has the right to extend the maturity date for an additional three months.  During the initial three month period of the notes, the rate of interest will be 10% per annum; during any extension period, the interest rate would be increased to 15% per annum.  In connection with the financing, an aggregate of 28,750,000 shares of common stock of the Company were issued to the lenders, valued at approximately $201,250.

During the first quarter of 2011, the Company exercised its option to extend for a three month period to May 4, 2011 the maturity date for notes in the aggregate principal amount of $135,000.

In addition, during the first quarter of 2011, the Company exercised its option to extend for a three month period the maturity date for three additional notes each in the principal amount of $50,000.  The new maturity dates for the notes are June 9, 2011, June 30, 2011 and July 14, 2011, respectively.

Consulting Agreements

Effective March 1, 2011, the Company entered into consulting agreements with TDA Consulting Services, Inc. (“TDA”) and Vintage Holidays L.L.C. (“Vintage”) in connection with the implementation of its business plan.

Pursuant to the agreement with TDA, which has a term that expires on March 31, 2012, TDA is to provide consultation and assistance with regard to the Company’s efforts to have its securities listed on the OTC Bulletin Board or a securities exchange, establish an offshore stem cell treatment facility, develop business, including with regard to acquisition and joint venture opportunities, develop a physician distribution network for the sale of the Company’s stem cell skin care products, and comply with regulatory requirements.  Pursuant to the agreement with TDA, the Company paid TDA $35,000 in consideration of services rendered to date and a $25,000 retainer for services to be rendered during the term. The Company also agreed to pay TDA an aggregate of an additional $130,000, and issue to TDA an aggregate of 10,500,100 shares of common stock, to be paid and issued in equal monthly installments during the term of the agreement.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

Pursuant to the agreement with Vintage, which has a term that expires on June 30, 2011, Vintage is to provide consultation and assistance with regard to the Company’s efforts to market itself with respect to medical tourism, establish business relationships with governmental officials, and establish an offshore stem cell treatment facility.  Pursuant to the agreement with Vintage, the Company paid Vintage $20,000 in consideration of services rendered to date and a $10,000 retainer for services to be rendered during the term.  The Company also agreed to pay Vintage an aggregate of an additional $20,000, and issue to Vintage an aggregate of 5,000,000 shares of common stock, to be paid and issued in equal monthly installments during the term of the agreement.

Effective April 7, 2011, the Company entered into a consulting agreement with Dr. Joseph J. Ross in connection with the implementation of its business plan.  Pursuant to the agreement with Dr. Ross, subject to the satisfaction of certain conditions, he is entitled to receive options for the purchase of up to 5,000,000 shares of common stock.

Settlement Agreements

Quick Capital of L.I. Corp.

Effective February 23, 2011, the Company entered into a Settlement Agreement with Quick Capital of L.I. Corp. (“Quick Capital”) and Olde Estate, LLC (“Olde Estate”).  Pursuant to the Settlement Agreement, the Company paid to Quick  Capital approximately $36,000 and issued to Olde Estate 8,312,500 shares of its common stock valued at approximately $58,200 in satisfaction of the Company’s monetary and stock issuance obligations to Quick Capital and Olde Estate under a Credit Support, Security and Registration Rights Agreement, dated as of August 17, 2010.

Tommy Berger/Stem Cell Research Company, LLC

Effective January 29, 2011, the Company terminated its relationship with Tommy Berger, a founder of the Company.  Pursuant and subject to the terms and conditions of the Termination Agreement between the parties, Mr. Berger waived any rights he may have had pursuant to a certain employment agreement entered into with the Company in August 2010 and the Company agreed to pay to Stem Cell Research Company, LLC (“Stem Cell Research”), a principal shareholder of the Company, $180,000 over a 12 month period.  In addition, pursuant to the Termination Agreement, each of Mr. Berger and Stem Cell Research has agreed to certain restrictive covenants, including with regard to the sale of shares of common stock of the Company.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

ThermoGenesis Corp.

On February 1, 2011, the Company entered into an Equipment Purchase Agreement with ThermoGenesis Corp. with regard to the purchase of a piece of equipment.  Pursuant to the agreement, which superseded an earlier agreement between the parties, ThermoGenesis agreed that the remaining purchase price for the equipment of $291,055 could be paid as follows: (i) $25,000 upon signing and (ii) the balance over a three year period, together with interest at the rate of 6% per annum.

Sound Surgical Technologies, LLC

On March 8, 2011, the Company and Sound Surgical Technologies, LLC (“Sound Surgical”) entered into a Settlement Agreement and Release of Claim (the “Settlement Agreement”) pursuant to which the parties agreed that the Company’s purchase from Sound Surgical of one piece of equipment was cancelled, the Company’s obligations under a certain purchase agreement were terminated and the Company retained one piece of purchased equipment.  On March 8, 2011, the Company paid to Sound Surgical $65,000 in connection with the purchase of the retained equipment and to complete the Settlement Agreement.

Stock Grants

In January 2011, pursuant to an amended employment agreement with the Company’s Chief Executive Officer, the Company issued to him 15,000,000 shares of common stock valued at $124,500.

In April 2011, in connection with their appointment as directors of the Company, two individuals were each granted 5,000,000 shares of common stock valued at approximately $35,000.  One-half of the shares vested upon grant and the other half vests in April 2012.

Real Estate Lease

On January 20, 2011, the Company entered into a three year lease agreement with respect to premises located at the Alexandria Innovation Center in Jupiter, Florida.  The lease expires on January 31, 2014 and provides for a base monthly rent of $6,052 for the initial year, $6,234 during the second year and $6,422 during the third year; however, pursuant to the lease, no base rent is payable during the initial year.  Effective May 1, 2011, the Company terminated its lease in Boca Raton, Florida.

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STEM CELL ASSURANCE, INC. & SUBSIDIARIES
(A COMPANY IN THE DEVELOPMENT STAGE)
Notes to Consolidated Financial Statements

Vice President of Research and Development

Effective April 5, 2011, the Company entered into an employment agreement with its Vice President of Research and Development.  Pursuant to the employment agreement, the Vice President of Research and Development is entitled to receive $150,000 per annum and a bonus, subject to the satisfaction of certain conditions, of up to $55,000 and options for the purchase of up to 3,150,000 shares of common stock.  The agreement also provides for severance.  Concurrently with the execution of the employment agreement, the Company granted to the Vice President of Research and Development options for the purchase of 4,000,000 shares of common stock.

2010 Equity Participation Plan

On March 28, 2011, the Board of Directors of the Company increased the number of shares of common stock that may be issued pursuant to the Plan to 200,000,000.  Stockholder approval of the increase was obtained effective as of April 4, 2011.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011	STEM CELL ASSURANCE, INC.

By: /s/Mark Weinreb Name: Mark Weinreb Title: Chief Executive Officer